Filed Pursuant to General Instruction II.L of Form F-10;
File No. 333-199756

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 12, 2014

PRELIMINARY PROSPECTUS SUPPLEMENT

(to Base Shelf Prospectus dated November 7, 2014)

US$

METHANEX CORPORATION

US$                     % Senior Notes due 2024

US$                     % Senior Notes due 2044

The US$             aggregate principal amount of         % Senior Notes due 2024 (the “2024 Notes”) and US$             aggregate principal amount of         % Senior Notes due 2044 (the “2044 Notes” and, together with the 2024 Notes, the “Notes”) offered by this prospectus supplement will bear interest at the rate of         % and         %, respectively, per annum from November             , 2014 and will mature on             , 2024 and             , 2044, respectively. We will pay interest on the 2024 Notes on             and             of each year, beginning on             , 2015. We will pay interest on the 2044 Notes on             and             of each year, beginning on             , 2015. The Notes will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated obligations. We may redeem the Notes, in whole or in part, at any time at the redemption prices described in this prospectus supplement, including accrued and unpaid interest.

This prospectus supplement does not qualify the distribution of any Notes which may be offered or sold in any province or territory of Canada, including the Province of British Columbia, and any such sales will only be made pursuant to private placement exemptions from the prospectus requirements of the securities laws of such provinces or territories. See “Underwriting”.

We will not apply to list the Notes on any securities exchange or to include the Notes in any automated quotation system. Accordingly, there is no market through which the Notes may be sold and purchasers may not be able to resell Notes purchased under this prospectus supplement. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation. See “Risk Factors”.

Investing in the Notes involves risks. See “Risk Factors” beginning on page S-18 of this prospectus supplement and on page 6 of the accompanying Base Shelf Prospectus dated November 7, 2014 (referred to as the “accompanying prospectus” in this prospectus supplement).

	Per 2024 Note		Total	Per 2044 Note		Total
Public offering price(1)		%	US$		%	US$
Underwriting discount		%	US$		%	US$
Proceeds, before expenses, to Methanex		%	US$		%	US$

(1)	Plus accrued interest, if any, from November , 2014.

None of the U.S. Securities and Exchange Commission (the “SEC”), the British Columbia Securities Commission (the “BCSC”) nor any state, provincial or territorial securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from U.S. disclosure requirements. Our financial statements, which are incorporated by reference herein, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and they are subject to Canadian generally accepted auditing standards and auditor independence standards. As a result, they may not be comparable to financial statements of U.S. companies.

Owning the Notes may subject you to tax consequences both in the United States and Canada. This prospectus supplement may not describe these tax consequences fully. You should read the tax discussion under “Material Income Tax Considerations” and should consult with your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated in Canada, most of our officers and directors and the experts named in this prospectus supplement and the accompanying prospectus are not residents of the United States, and many of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.

Affiliates of certain of the underwriters are lenders to us under a credit facility and to certain of our subsidiaries under certain debt obligations. Consequently, we may be considered to be a connected issuer of such underwriters under applicable Canadian securities legislation. See “Underwriting”.

We expect that delivery of the Notes will be made to investors in book-entry form through the facilities of The Depository Trust Company and its direct and indirect participants, including Euroclear Bank S.A./N.V., an operator of the Euroclear system, and Clearstream Banking, société anonyme, on or about November             , 2014.

Joint Book-Running Managers

BNP PARIBAS	J.P. Morgan	RBC Capital Markets

November             , 2014

Prospectus Supplement

Base Shelf Prospectus

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus and on the other information included in the registration statement of which the accompanying prospectus forms a part. We have not, and the underwriters have not, authorized any other person to provide you with any information or represent anything about us other than the information incorporated by reference or contained in this prospectus supplement or the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. If any other person provides you with different or additional information, you should not rely on it. We take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. We are not making an offer of the Notes in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement and the accompanying prospectus, respectively. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS DOCUMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the offering of the Notes and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the offering of the Notes. This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, contain important information about the Notes and other information investors should know before investing in the Notes. To the extent that the description of the Notes varies between this prospectus supplement and the accompanying prospectus, you should rely only on the information in this prospectus supplement.

We have filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the Notes, of which this prospectus supplement and the accompanying prospectus form a part (the “Registration Statement”). This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to such Registration Statement and the exhibits thereto for further information with respect to us and the Notes.

In this prospectus supplement and the accompanying prospectus, all references to “dollars”, “$” or “US$” are to U.S. dollars and all references to “Canadian dollars” and “CDN$” are to Canadian dollars. Unless otherwise indicated, all financial information included or incorporated by reference in this prospectus supplement or the accompanying prospectus is in U.S. dollars and has been prepared in accordance with IFRS.

Except as set forth under “Description of the Notes”, and unless the context otherwise requires, all references in this prospectus supplement to “we”, “us” and “our” and similar terms, as well as references to “Methanex” and “the Company”, refer to Methanex Corporation and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file with the BCSC and with the various securities commissions or similar authorities in each of the provinces and territories of Canada annual and quarterly reports, material change reports and other disclosure documents. You may also access our disclosure documents and any reports, statements or other information that we file with the securities regulatory authorities in each of the provinces and territories of Canada through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym “SEDAR” and which may be accessed at www.sedar.com. SEDAR is the Canadian equivalent of the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov.

In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with the Exchange Act, we file with or furnish to the SEC certain reports and other information. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States.

You may read or obtain copies, at a fee, of any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference room. Our filings are also electronically available on EDGAR, as well as from commercial document retrieval services.

DOCUMENTS INCORPORATED BY REFERENCE

Under the multijurisdictional disclosure system adopted by the United States and Canada, the SEC and the BCSC allow us to “incorporate by reference” certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus.

This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus, solely for the purpose of the Notes offered by this prospectus supplement. The following documents filed by us with the various securities commissions or similar authorities in each of the provinces and territories of Canada and filed with or furnished to the SEC are specifically incorporated by reference into, and form an integral part of, this prospectus supplement:

(a)	our annual information form dated March 10, 2014 for the year ended December 31, 2013;

(b)	our audited consolidated annual financial statements as at and for the years ended December 31, 2013 and 2012, together with the notes thereto and the auditors’ report thereon;

(c)	our management’s discussion and analysis of our financial condition and results of operations for the year ended December 31, 2013 (the “Annual MD&A”);

(d)	our unaudited consolidated interim financial statements as at and for the three and nine months ended September 30, 2014, together with the notes thereto;

(e)	our management’s discussion and analysis of our financial condition and results of operations for the three and nine months ended September 30, 2014 (the “Interim MD&A”);

(f)	our management information circular dated March 7, 2014 for our annual meeting of shareholders held on April 30, 2014; and

(g)	the following material change reports:

(i)	our material change report dated May 1, 2014 in respect of the increase in our quarterly dividend;

(ii)	our material change report dated May 2, 2014 in respect of our commencement of a normal course issuer bid; and

(iii)	our material change report dated May 5, 2014 in respect of the settlement of a gas delivery dispute between Methanex Chile S.A. and Total Austral S.A.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports), the content of any news release publicly disclosing financial information for a period more recent than the period for which financial statements are required to be incorporated herein, and certain other documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions filed by us with a securities commission or similar authority in Canada after the date of this prospectus supplement and prior to the termination of the distribution of Notes offered by this prospectus supplement and the accompanying prospectus will be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus. These documents are available through the Internet on SEDAR. In addition, to the extent that any document or information incorporated by reference in this prospectus supplement and the accompanying prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement on Form F-10 of which the accompanying prospectus forms a part.

Any statement contained in this prospectus supplement or the accompanying prospectus, including in any document incorporated or deemed to be incorporated by reference herein or therein, will be deemed to be modified or superseded for the purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement, the accompanying prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying prospectus. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President Legal, Assistant General Counsel and Corporate Secretary of Methanex Corporation at 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3M1 (telephone: 604 661-2600).

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as “forward-looking statements”). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of (or variations of any of) the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or events to differ materially from those implied by such forward-looking statements. These statements speak only as of the date of this prospectus supplement or the accompanying prospectus, as the case may be, or the date of the documents incorporated by reference herein and therein. These forward-looking statements include, but are not limited to, statements concerning:

•	expected demand for methanol and its derivatives;

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same;

•	expected shut-downs (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages;

•	expected methanol and energy prices;

•	expected levels of methanol purchases from traders or other third parties;

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants;

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants;

•	our expected capital expenditures;

•	anticipated operating rates of our plants;

•	expected operating costs, including natural gas feedstock costs and logistics costs;

•	expected tax rates or resolutions to tax disputes;

•	expected cash flows, earnings capability and share price;

•	availability of committed credit facilities and other financing;

•	our ability to meet covenants or obtain or continue to obtain waivers associated with our long-term debt obligations, including without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions and the finalization of certain land title registrations and related mortgages which require actions by Egyptian governmental entities;

•	expected impact on our results of operations in Egypt or our financial condition as a consequence of civil unrest or actions taken or inaction by the Government of Egypt and its agencies;

•	our shareholder distribution strategy and anticipated distributions to shareholders;

•	commercial viability and timing of, or our ability to execute, future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities, including the planned relocation of idle Chile methanol plants to Geismar, Louisiana;

•	our financial strength and ability to meet future financial commitments;

•	expected global or regional economic activity (including industrial production levels);

•	expected outcomes of litigation or other disputes, claims and assessments; and

•	expected actions of governments, government agencies, gas suppliers, courts, tribunals or other third parties.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for, and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives;

•	our ability to procure natural gas feedstock on commercially acceptable terms;

•	operating rates of our facilities;

•	receipt or issuance of third party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt and governmental approvals related to rights to purchase natural gas;

•	the establishment of new fuel standards;

•	operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates;

•	the availability of committed credit facilities and other financing;

•	timing of completion and cost of our Geismar projects;

•	global and regional economic activity (including industrial production levels);

•	absence of a material negative impact from major natural disasters;

•	absence of a material negative impact from changes in laws or regulations;

•	absence of a material negative impact from political instability in the countries in which we operate; and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:

•	conditions in the methanol and other industries including fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses;

•	the price of natural gas, coal, oil and oil derivatives;

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities;

•	our ability to carry out corporate initiatives and strategies;

•	actions of competitors, suppliers and financial institutions;

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements;

•	our ability to meet timeline and budget targets for our Geismar projects, including cost pressures arising from labour costs;

•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt;

•	actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives;

•	changes in laws or regulations;

•	import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements;

•	world-wide economic conditions;

•	satisfaction of conditions precedent contained in the natural gas supply agreement for Geismar 1; and

•	other risks described in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, including, without limitation, under the heading “Risk Factors and Risk Management” in our Annual MD&A and Interim MD&A.

We caution you that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Accordingly, you should not place undue reliance on forward-looking statements. Such statements are not a substitute for the exercise of one’s own due diligence and judgment. You should also carefully consider the matters discussed under “Risk Factors” on page S-18 of this prospectus supplement, page 6 of the accompanying prospectus and under the heading “Risk Factors and Risk Management” in our Annual MD&A incorporated by reference herein. The outcome anticipated in forward-looking statements may not occur and we do not undertake to update, publicly or otherwise, any forward-looking statements or the foregoing list of factors whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws.

SUMMARY

The following section summarizes more detailed information presented later in this prospectus supplement, in the accompanying prospectus or in the documents incorporated by reference herein and therein. You should read the entire prospectus including, in particular, the “Risk Factors” beginning on page S-18 of this prospectus supplement and on page 6 of the accompanying prospectus, as well as the documents incorporated by reference herein and therein, including our consolidated financial statements and the related management’s discussion and analysis.

Our Company

Overview

We are the world’s largest producer and supplier of methanol to the major international markets in Asia Pacific, North America, Europe and South America. Annual production capacity at our production sites in New Zealand, Trinidad, Egypt, Canada and Chile, including our proportionate share of jointly owned plants, is currently 7.3 million tonnes. We are in the process of relocating two facilities from our Chile site to Geismar, Louisiana, which is expected to increase our annual production capacity to 9.3 million tonnes. We have marketing rights for 100% of the production from the jointly owned plants in Trinidad and Egypt, which provides us with an additional 1.3 million tonnes per year of methanol offtake supply when the plants are operating at full capacity. In addition to the methanol produced at our sites, we purchase methanol produced by others under methanol offtake contracts and on the spot market. This gives us flexibility in managing our supply chain while continuing to meet customer needs and support our marketing efforts.

The following table sets forth certain operating data and other information for our methanol operations at each of our existing facilities:

	Commenced Production	Annual Production Capacity(1)	Production
			2012	2013	2014 Q3 YTD
		(000 tonnes/year)	(000 tonnes)	(000 tonnes)	(000 tonnes)
New Zealand(2)
Motunui I	1985	950	377	818	616
Motunui II	1985	950	731	490	681
Waitara Valley	1983	530	-	111	357

		2,430	1,108	1,419	1,654

Trinidad
Titan	2000	875	786	651	537
Atlas (63.1% interest)	2004	1,125	826	971	674

		2,000	1,612	1,622	1,211

North America			-
Medicine Hat, Alberta	1981	560	481	476	390
Geismar 1, Louisiana (3)	-	-	-	-	-
Geismar 2, Louisiana (3)		-	-	-	-

		560	481	476	390

Egypt(4)
Egypt (50% interest)	2011	630	557	623	288

Chile
Chile I	1988	880	-	114	103
Chile III(3)	1999	-	313	90	-
Chile IV	2005	840	-	-	-

		1,720	313	204	103

Total		7,340	4,071	4,344	3,646

(1)	Annual production capacity includes only those facilities which are currently capable of operating, assuming access to natural gas feedstock. We use the term operating capacity to exclude any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The production capacity of our facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies. Actual production for a facility in any given year may be higher or lower than annual production capacity due to a number of factors, including natural gas composition or the age of the facility’s catalyst.

(2)	During 2013, we restarted the Waitara Valley facility and completed a debottlenecking project on the two Motunui facilities. We are now able to produce at the New Zealand site’s full annual production capacity of up to 2.4 million tonnes, depending on natural gas composition.

(3)	We are targeting to complete construction of the 1.0 million tonne Geismar 1 facility (formerly the Chile II facility) in late 2014 and produce methanol from the Geismar 1 facility in January 2015. We are targeting to produce methanol from the Geismar 2 facility (formerly the Chile III facility) late in the first quarter of 2016.

(4)	On December 9, 2013, we completed the sale of a 10% equity interest in the Egypt facility. Production figures prior to December 9, 2013 reflect a 60% interest.

In New Zealand, we produced 1.4 million tonnes of methanol in 2013 compared with 1.1 million tonnes in 2012 and have produced 1.65 million tonnes of methanol during the first three quarters of 2014 compared with 1.0 million tonnes during the same period in 2013. Since completing a major refurbishment of the Motunui II facility in December 2013, our New Zealand site is able to produce at its annual production capacity of 2.4 million tonnes, depending on natural gas composition.

Our equity ownership of methanol facilities in Trinidad represents 2.0 million tonnes of annual production capacity. These facilities produced a total of 1.6 million tonnes in each of 2013 and 2012 and produced 1.2 million tonnes of methanol during the first three quarters of 2014. Production during these periods was impacted by natural gas curtailments and unplanned outages due to mechanical issues. We continue to experience some natural gas curtailments to our Trinidad facilities due to a mismatch between upstream commitments to supply the National Gas Company of Trinidad and Tobago Limited (“NGC”) and downstream demand from NGC’s customers, including Atlas and Titan, which becomes apparent when an upstream supplier has a technical issue or planned maintenance that reduces gas delivery. We are engaged with key stakeholders to find a solution to this issue, but in the meantime expect to continue to experience some gas curtailments to the Trinidad site.

Our Medicine Hat facility in Alberta, Canada produced 0.5 million tonnes of methanol in each of 2012 and 2013 and produced 0.4 million tonnes of methanol during the first three quarters of 2014.

We continue to progress the Geismar 1 and Geismar 2 projects, each of which is expected to add an incremental 1.0 million tonnes to our annual production capacity. Geismar 1 is on schedule to complete construction by the end of the year and to be producing methanol in January 2015. All equipment for Geismar 2 is now on site and we are targeting to be producing methanol by late in the first quarter of 2016.

We operate a 1.26 million tonne per year methanol facility in Egypt in which we currently have a 50% equity interest. Prior to December 2013, we had a 60% equity interest in this facility. The facility produced 1.0 million tonnes in 2013 on a 100% basis (Methanex share of 0.6 million tonnes) compared with 0.9 million tonnes (Methanex share of 0.6 million tonnes) in 2012 and have produced 0.6 million tonnes (Methanex share of 0.3 million tonnes) of methanol during the first three quarters of 2014 compared with 0.8 million tonnes (Methanex share of 0.5 million tonnes) during the same period in 2013. The Egypt facility has experienced periodic natural gas supply restrictions since mid-2012, which have resulted in production below full capacity. This situation may persist in the future and becomes more acute during the summer months when electricity demand is at its peak.

During 2012 and 2013, we operated our Chile methanol facilities significantly below annual production capacity due to insufficient natural gas feedstock, producing 0.2 million tonnes of methanol in 2013 and 0.3 million tonnes of methanol in 2012. After idling our Chile operations in the second quarter of 2014 as a result of insufficient natural gas feedstock during the southern hemisphere winter, we restarted our Chile I facility in September 2014 using natural gas supplies from both Chile and Argentina through a tolling arrangement. The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable gas supply to our facilities on economic terms from Chile and Argentina.

Methanol Industry and Outlook

Methanol is a clear liquid commodity chemical that is predominantly produced from natural gas and also, particularly in China, from coal. We estimate that methanol demand is currently approximately 59 million tonnes on an annualized basis. Approximately 60% of all methanol demand is used to produce traditional chemical derivatives, including formaldehyde, acetic acid and a variety of other chemicals that form the basis of a large number of chemical derivatives for which demand is influenced by levels of global economic activity. The remaining 40% of methanol demand comes from a range of energy-related applications. These include direct blending of methanol into gasoline, primarily in China, using methanol as a feedstock in the production of dimethyl ether (“DME”) and biodiesel, and methanol-to-olefins (“MTO”). Methanol is also used to produce methyl tertiary-butyl ether, a gasoline component.

The medium term outlook for methanol demand growth is strong, and continues to be led by the growing use of methanol in energy-related applications. China is leading the commercialization of methanol’s use as a feedstock to manufacture olefins. There are now five MTO plants operating in China which are dependent on merchant methanol supply and which have the capacity to consume over 5.0 million tonnes of methanol annually, and there are a number of other plants at various stages of construction which we expect will commence operations in the 2014-15 timeframe. There are other coal-to-olefins plants which make methanol using coal as a feedstock and are integrated with olefins production facilities. These plants occasionally purchase methanol to supplement their production when required.

Direct methanol blending into gasoline in China has also been strong and we believe that future growth in this application is supported by numerous provincial fuel-blending standards, such as M15 or M85 (15% methanol and 85% methanol, respectively). Fuel blending continues to gain interest outside of China with several countries currently conducting demonstration programs to test the use of methanol-blended fuels. We believe demand potential into energy-related applications and olefins production will continue to grow.

Over the next few years, there is a modest level of new capacity expected to come on-stream relative to demand growth expectations. We are relocating two idle Chile facilities to Geismar, Louisiana and are targeting to be producing methanol from the first 1.0 million tonne facility in January 2015 and the second 1.0 million tonne facility late in the first quarter of 2016. In addition, Celanese is constructing a 1.3 million tonne plant in Clear Lake, Texas and OCI N.V. is planning to construct a 1.8 million tonne plant in Beaumont, Texas. We expect that production from new capacity in China will be consumed in that country and that higher cost production capacity in China will need to operate in order to satisfy demand growth.

Methanol prices will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand. We believe that our financial position and financial flexibility, outstanding global supply network and competitive cost position will provide a sound basis for Methanex to continue to be the leader in the methanol industry and to invest to grow the Company.

Our Strategy and Competitive Strengths

Continue to strengthen our asset position

We continue to take steps to strengthen our asset position within the methanol industry and are focused on increasing production. During 2013, we increased our annual operating capacity by 1.0 million tonnes by completing projects to add distillation capacity in Medicine Hat and New Zealand and restarting our idled facility in Waitara Valley, New Zealand. We continue to progress the relocation of two idle Chile facilities to two adjacent sites in Geismar, Louisiana, which are each expected to add an incremental 1.0 million tonnes to our annual production capacity. Geismar 1 is on schedule to complete construction by the end of the year and to be producing methanol in January 2015. All equipment for Geismar 2 is now on site and we are targeting to be producing methanol by late in the first quarter of 2016. We continue to pursue opportunities focused on increasing production, including from our idled and underutilized assets in Chile.

Maintaining global leadership in methanol marketing, logistics and sales

We sell methanol through an extensive global marketing and distribution system, which has enabled us to become the world’s largest supplier of methanol to each of the major international markets of North America, Asia Pacific, Europe and South America. Our leadership position has enabled us to play an important role in the industry, which includes publishing Methanex reference prices that are generally used in each major market as a pricing reference for most of our customer contracts and which we believe enhances market transparency. We continue to pursue opportunities that will allow us to maintain and enhance our industry leadership position.

Focus on operational excellence

To differentiate ourselves from competitors, we strive to be the best operator in all aspects of our business and to be the preferred supplier to customers. We believe that reliability of supply is critical to the success of our customers’ businesses and our goal is to deliver methanol reliably and cost-effectively. We believe our production base and global marketing and distribution system, which includes our ability to purchase methanol produced by others, provides us with a competitive advantage and has differentiated us from competitors in the industry.

Financial discipline

We operate in a highly competitive commodity industry. Accordingly, we believe it is important to maintain financial flexibility and we have adopted a prudent approach to financial management. As at September 30, 2014, we had a strong balance sheet with a cash balance of US$475 million (including US$62 million related to the non-controlling interest in Egypt) and a US$400 million undrawn credit facility which expires in late 2016.

Selected Consolidated Financial and Operating Data

The following selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and the related management’s discussion and analysis incorporated by reference in this prospectus supplement. The statements of financial position data as at December 31, 2012 and 2013 and the statement of income and cash flows data for each of the years then ended have been derived from our audited annual consolidated financial statements, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. The statements of financial position data as at September 30, 2014 and the statement of income and cash flows data for the nine months then ended have been derived from our unaudited consolidated interim financial statements which are incorporated by reference in this prospectus supplement and the accompanying prospectus. The financial information as at and for the nine months ended September 30, 2014 includes, in the opinion of our management, all adjustments which are necessary for the fair presentation of this unaudited financial information. Historical results for any prior period are not necessarily indicative of results to be expected for any future period.

Our financial information included or incorporated by reference in this prospectus supplement and the accompanying prospectus is presented in accordance with IFRS. IFRS differs in some material respects from accounting principles generally accepted in the United States (“U.S. GAAP”) and, as a consequence, this financial information may not be comparable to the financial information of companies reporting under U.S. GAAP. As a foreign private issuer under U.S. securities laws reporting under IFRS, we are not required to prepare, and this prospectus supplement does not include, reconciliation between IFRS and U.S. GAAP.

	Fiscal year ended December 31,		Nine months ended September 30,
	2012	2013	2014
	Audited	Audited	Unaudited
(in millions US$, unless otherwise noted)
Statement of income data:
Revenue	$2,543	$3,024	$2,490
Cost of sales and operating expenses	(2,091)	(2,378)	(1,910)
Depreciation and amortization	(149)	(123)	(107)
Other operating income and (expenses) (1)	(362)	(59)	42

Operating income (loss) before undernoted items	(59)	464	515
Earnings of associate	-	31	2
Finance costs	(62)	(56)	(28)
Finance income and other (expense)	1	4	(4)
Income (loss) before income taxes	(120)	443	485

Income tax (expense) recovery	85	(66)	(119)

Net income (loss)	$(35)	$377	$366

Attributable to:
Methanex shareholders	$(68)	$329	$322
Non-controlling interests	33	48	44

Statement of financial position (end of period):
Cash and cash equivalents	$727	$733	$475
Total assets	3,443	4,113	4,130
Total long-term debt	1,194	1,168	1,130
Shareholders’ equity	1,290	1,658	1,757

	Fiscal year ended December 31,		Nine months ended September 30,
	2012	2013	2014
	Audited	Audited	Unaudited
Other financial data:
Cash flows from operating activities	$416	$586	$590
Adjusted EBITDA attributable to Methanex shareholders(2)	429	736	552
Capital expenditures:
Capital maintenance, catalyst turnarounds, and other	114	269	51
Geismar plant and equipment under construction	74	309	420

Other selected operating data (thousands of tonnes, unless otherwise noted):
Methanol production volume (attributable to Methanex shareholders)	4,071	4,344	3,646
Methanol sales volume:
Produced product (attributable to Methanex shareholders)	4,039	4,304	3,629
Purchased product	2,565	2,715	1,991
Commission sales(3)	855	972	693

Total methanol sales volume	7,459	7,991	6,313

Methanex average realized methanol price (dollars per tonne)(4)	$382	$441	$453

(1)	Other operating income and expenses represent items considered by management to be non-operational. Other operating income and expenses for 2012 is comprised of the impairment of our Chile operations and Geismar 1 project relocation expenses and charges. Other operating income and expenses for 2013 is comprised of the write-off of oil and gas assets and Geismar 2 project relocation expenses and charges. Other operating income and expenses for the first three quarters of 2014 is comprised of a settlement with an Argentinian gas supplier for failure to deliver natural gas in prior years.

(2)	We present Adjusted EBITDA because we believe it is an important supplemental measure of our performance and believe that it is used by investors, securities analysts and others in the evaluation of companies in our industry. We believe these parties consider it useful in measuring the capacity of our company to service debt. However, Adjusted EBITDA should be considered in addition to, and not as a substitute for, operating income, net income, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS. Adjusted EBITDA differs from the most comparable IFRS measure (net income attributable to Methanex shareholders) because it excludes finance costs, finance income and other expenses, income tax expense (recovery) depreciation and amortization, mark-to-market impact of a share-based compensation and other operating income and expenses as described in Note (1).

Adjusted EBITDA excludes the mark-to-market impact of share-based compensation related to the impact of changes in our share price on share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. The mark-to-market impact related to performance share units that is excluded from Adjusted EBITDA is calculated as the difference between the grant date value determined using a Methanex total shareholder return factor of 100% and the fair value recorded at each period.

	Fiscal year ended December 31,		Nine months ended September 30,
	2012	2013	2014
	Audited	Audited	Unaudited
Net income attributable to Methanex shareholders	$(68)	$329	$322
Add (deduct):
Finance costs	61	57	28
Finance (income) and other expenses	(1)	(5)	4
Income tax expense (recovery)	(85)	66	120
Depreciation and amortization	149	123	107
Mark-to-market impact of share-based compensation	16	110	26
Other operating (income) and expenses	362	59	(42)
Earnings of associate, excluding amounts included in Adjusted EBITDA	34	38	23
Non-controlling interest adjustment*	(39)	(41)	(36)

Adjusted EBITDA attributable to Methanex shareholders	$429	$736	$552

* This adjustment represents finance costs, finance income and other expenses, income tax expense, and depreciation and amortization associated with the non-controlling interest in the methanol facility in Egypt.

(3)	Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and to the percentage of the Egypt methanol facility that we do not own.

(4)	Methanex average realized methanol price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue but including an amount represented by our share of Atlas revenue, divided by the total sales volumes of Methanex-produced (attributable to Methanex shareholders) and purchased methanol.

The Offering

As used in this summary of the offering, references to “we”, “us”, “our” and similar terms, as well as references to “Methanex”, refer only to Methanex Corporation and its successors and not to any of its subsidiaries.

Issuer	Methanex Corporation.

Notes Offered	US$ principal amount of % Senior Notes due 2024 (the “2024 Notes”). US$ principal amount of % Senior Notes due 2044 (the “2044 Notes” and, together with the 2024 Notes, the “Notes”).

Maturity	The 2024 Notes will mature on , 2024. The 2044 Notes will mature on , 2044.

Issue Price	The 2024 Notes will be issued at a price of % plus accrued interest, if any, from November , 2014. The 2044 Notes will be issued at a price of % plus accrued interest, if any, from November , 2014.

Interest	The 2024 Notes will bear interest at a rate of % per annum. The 2044 Notes will bear interest at a rate of % per annum.

Interest Payment Dates	Interest on the 2024 Notes will be paid semi-annually on and of each year, commencing on , 2015. Interest on the 2044 Notes will be paid semi-annually on and of each year, commencing on , 2015.

Ranking	The Notes will be general unsecured obligations of Methanex and will rank equally in right of payment with all of our other unsubordinated and unsecured indebtedness, including our 3.25% unsecured notes due 2019, 5.25% unsecured notes due 2022 and 6.00% unsecured notes due 2015. The Notes, however, will be effectively subordinated to any of our secured indebtedness (to the extent of the value of the assets securing such indebtedness) and structurally subordinated to any indebtedness and other liabilities of our subsidiaries unless guaranteed in accordance with the indenture under which we will issue the Notes (referred to in this prospectus supplement as the “Indenture”). As of September 30, 2014, we had no secured indebtedness and approximately US$1,130 million of unsubordinated and unsecured indebtedness outstanding. Our subsidiaries and joint venture companies had approximately US$995 million of liabilities (which amount includes approximately US$606 million of trade, other payables and accrued liabilities and approximately US$389 million of limited recourse long-term debt which is secured by the assets of the Egypt entity or other limited recourse entities).

Optional Redemption	Prior to , 2024 (three months before maturity) with respect to the 2024 Notes (the “2024 Early Call Date”) and , 2044 (six months before maturity) with respect to the 2044 Notes (the “2044 Early Call Date”), we will have the option to redeem the 2024 Notes or the 2044 Notes, as applicable, in whole or in part at any time, at a redemption price equal to the greater of: (1) 100% of the principal amount of the applicable Notes being redeemed; and (2) the sum of the present values of the remaining scheduled payments of principal and interest that would be due if, in the case of the 2024 Notes, the 2024 Notes matured on the 2024 Early Call Date but for the redemption and, in the case of the 2044 Notes, the 2044 Notes matured on the 2044 Early Call Date but for the redemption (exclusive of interest accrued to the date of redemption) discounted to the redemption date, calculated on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate (as defined herein), plus basis points in the case of the 2024 Notes or basis points in the case of the 2044 Notes, together in each case with accrued and unpaid interest thereon to the date of redemption.

At any time on or after            , 2024 with respect to the 2024 Notes and            , 2044 with respect to the 2044 Notes, we may redeem the 2024 Notes or the 2044 Notes, as applicable, in whole or in part, at a redemption price equal to 100% of the principal amount of the applicable Notes being redeemed, together with accrued and unpaid interest thereon to the date of redemption.

See “Description of the Notes – Optional Redemption.”

Additional Amounts	All payments with respect to the Notes made by us will be made without withholding or deduction for Canadian taxes unless required by law or by the interpretation or administration thereof, in which case, subject to certain exceptions, we will pay such Additional Amounts (as defined in the Indenture) as may be necessary, so that the net amount received by the holders after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction. See “Description of Debt Securities – Additional Amounts for Canadian Withholding Taxes” in the accompanying prospectus.
Redemption in the Event of Changes in Canadian Withholding Taxes	If we become obligated to pay Additional Amounts as a result of certain changes affecting Canadian withholding taxes, we may redeem all, but not less than all, of the applicable Notes at 100% of their principal amount plus accrued and unpaid interest thereon to the date of redemption. See “Description of the Notes – Redemption for Changes in Canadian Withholding Taxes”.
Change of Control Offer	Upon the occurrence of a Change of Control Triggering Event, which occurs only if a Change of Control and a Ratings Decline (as such terms are defined in the Indenture) both occur, we are required to offer to purchase all outstanding Notes at 101% of their principal amount plus accrued and unpaid interest thereon to the date of purchase. See “Description of Debt Securities – Certain Covenants – Change of Control” in the accompanying prospectus.
Certain Covenants	The Indenture will, among other things, restrict our ability and the ability of certain of our subsidiaries to: • incur liens; • enter into sale/leaseback transactions;

•      in the case of certain of our subsidiaries, incur indebtedness without guaranteeing the Notes;

•      enter into or conduct transactions with unrestricted subsidiaries; and

•      amalgamate or consolidate with, or merge with or into, or transfer all or substantially all of our assets or those of certain of our subsidiaries to any person.

These covenants are subject to important qualifications and limitations. For more details, see the section “Description of Debt Securities – Certain Covenants” in the accompanying prospectus.

Use of Proceeds	The net proceeds from the sale of the Notes offered hereby are estimated to be approximately US$ million (after deducting estimated underwriting discounts and expenses). We intend to use the net proceeds primarily for the repayment of existing indebtedness (which may include repayment of our existing 6.00% senior notes due August 2015, of which $150 million in aggregate principal amount is outstanding), repayment of limited recourse debt facilities, capital expenditures related to plants under construction, capital expenditures related to maintenance of our facilities and working capital purposes. Pending such use, the net proceeds may be invested in short-term marketable securities or cash term deposits with highly rated institutions.

No Public Trading Market	We do not intend to list the Notes on any national securities exchange or to arrange for quotation on any automated dealer quotation system. There can be no assurance that an active trading market will develop for the Notes.

Governing Law	The Notes and the Indenture will be governed by, and construed in accordance with, the laws of the State of New York.

Trustee	The Bank of New York Mellon.

Denomination	The Notes will be issued only in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

Book-Entry Form	The Notes will be issued in registered book-entry form represented by one or more global notes to be deposited with or on behalf of The Depository Trust Company (“DTC”) or its nominee. Holders of the Notes will hold beneficial interests in the Notes through DTC and its direct and indirect participants, including Euroclear Bank S.A./N.V., an operator of the Euroclear system, and Clearstream Banking, société anonyme,. Beneficial interests in the global notes may not be exchanged for certificated notes except in limited circumstances.

Risk Factors

An investment in the Notes is subject to certain risks.

You should consider carefully all of the information set forth in this prospectus supplement and the accompanying prospectus and, in particular, you should evaluate the specific factors discussed in the section “Risk Factors”, beginning on page S-18 of this prospectus supplement and on page 6 of the accompanying prospectus, before deciding to invest in the Notes.

RISK FACTORS

An investment in the Notes involves risk. Before deciding whether to invest in the Notes, you should consider carefully the risks described below as well as the other information contained and incorporated by reference in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein (including subsequent documents incorporated by reference herein). These are not the only risks and uncertainties that we face. In particular, please read “Risk Factors” in the accompanying prospectus and “Statements Regarding Forward-Looking Information” herein, where we describe additional risks and uncertainties associated with our business and the forward-looking statements contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein. Additional risks not presently known to us or that we currently consider immaterial may also materially and adversely affect us. If any of the events identified in these risks and uncertainties were to actually occur, our business, financial condition or results of operations could be materially harmed.

Our structure as a holding company could adversely affect our ability to meet our obligations under the Notes.

We are structured primarily as a holding company with limited material business operations, sources of income or assets of our own other than the shares of our subsidiaries. The Notes will be our obligations exclusively. Unless certain covenants in the Indenture become applicable, our subsidiaries will not guarantee the payment of principal or interest on the Notes and the Notes will therefore be structurally subordinated to the obligations of our subsidiaries as a result of our being structured as a holding company. In the event of insolvency, liquidation or other reorganization of any of our subsidiaries, our creditors (including the holders of the Notes) will not have any right to proceed against the assets of that subsidiary or to cause the liquidation or bankruptcy of such subsidiary under applicable bankruptcy laws. Creditors of such subsidiary would be entitled to payment in full from its assets before we would be entitled to receive any distribution from such assets. Except to the extent that we may ourselves be a creditor with recognized claims against a subsidiary, claims of creditors of that subsidiary will have priority with respect to the assets and earnings of that subsidiary over the claims of our creditors, including claims under the Notes. As of September 30, 2014, our subsidiaries and joint venture companies had approximately US$995 million of liabilities (which amount includes approximately US$606 million of trade, other payables and accrued liabilities and approximately US$389 million of limited recourse long-term debt which is secured by the assets of the Egypt entity or other limited recourse entities).

In addition, as a result of our holding company structure, our operating cash flow and our ability to service our debt, including the Notes, are dependent upon the operating cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, loans or otherwise. Our subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the Notes or to make any funds available therefor, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to us by our subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of our subsidiaries and joint venture companies and are subject to various business and other considerations.

Our debt service requirements may affect our ability to fund our business.

As at September 30, 2014, prior to giving effect to the sale of the Notes, we had total indebtedness of approximately US$1,130 million (including 100% of Egypt limited recourse debt). After giving effect to the sale of the Notes, we would have had total indebtedness of approximately US$              million. In addition, we have an undrawn credit facility in the aggregate principal amount of US$400 million that expires in late 2016. The Indenture and our credit facility permit us and our subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. Our level of indebtedness could increase our vulnerability to general adverse economic and industry conditions, place us at a disadvantage compared to our competitors that have less debt, and limit our flexibility in planning for, or reacting to, changes in our business and industry.

Our ability to make payments on and to refinance our indebtedness, including the Notes, and to fund our operations, working capital and capital expenditures will depend on our ability to generate cash in the future. This is subject to general economic, industry, financial, competitive, legislative, regulatory and other factors that are beyond our control. In particular, global or regional economic conditions could cause the price of methanol to fall and hamper our ability to make interest payments on or repay our indebtedness, including the Notes. We may need to refinance all or a portion of our indebtedness, including the Notes, on or before their maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including the Notes, on commercially acceptable terms, if at all.

Restrictions in our debt agreements may affect our ability to fund our business.

At September 30, 2014, our long-term debt obligations included US$350 million of unsecured notes due 2019, US$250 million of unsecured notes due 2022, US$150 million of unsecured notes due 2015, approximately US$376 million related to the Egypt limited recourse debt facilities (representing 100% of the debt, including the 50% non-controlling interest share), approximately US$21 million of other limited recourse debt and approximately US$28 million related to the Atlas limited recourse debt facilities which are not consolidated for accounting purposes. We also have an undrawn US$400 million senior credit facility provided by highly rated financial institutions that expires in late 2016 and that contains customary covenant and default provisions. Significant covenants and default provisions under this facility include:

•	the obligation to maintain an EBITDA to interest coverage ratio of greater than 2:1 and a debt to capitalization ratio of less than or equal to 50%, calculated on a four quarter trailing average basis in accordance with definitions in the credit agreement, which include adjustments related to the Atlas and Egypt limited recourse subsidiaries;

•	a default if payment is accelerated by the creditor on any indebtedness of US$25 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries; and

•	a default if a default that permits a creditor to demand repayment occurs on any other indebtedness of US$50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The Atlas and Egypt limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the Atlas joint venture and the Egypt entity, respectively. Accordingly, the lenders to the limited recourse debt facilities have no recourse to us or our other subsidiaries. The Atlas and Egypt limited recourse debt facilities have covenants and default provisions that apply only to these entities, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other distributions.

The Egypt limited recourse debt facilities required that certain conditions associated with plant construction and commissioning be met by September 30, 2011 (“project completion”). Project completion was achieved during the third quarter of 2011. In connection with achieving project completion, we agreed to a covenant to complete by March 31, 2012 certain land title registrations and related mortgages which require action by Egyptian government entities, with respect to which we have been granted waivers by the lenders. While we have continued to pursue the land title registrations and related mortgages, we may need to seek an additional waiver from the lenders if the registrations and related mortgages are not completed by March 31, 2015. We do not believe that the finalization of these items is material. We cannot assure you that we will be able to obtain an additional waiver from the lenders.

We also cannot provide assurance that we will be able to access new financing in the future or that the financial institutions providing our senior credit facility will have the ability to honour future draws. Additionally, failure to comply with any of the covenants or default provisions of our long-term debt facilities could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions. Any of these factors could have a material adverse effect on our results of operations, our ability to pursue and complete strategic initiatives or on our financial condition.

Restrictions in our debt agreements could limit our growth and our ability to respond to changing conditions.

Our senior credit facility and the Indenture contain a number of significant covenants, which may limit our ability, among other things, to:

•	merge or enter into certain other business combination transactions;

•	create certain liens on our assets to secure debt;

•	enter into sale and leaseback transactions; and

•	incur additional debt.

In addition, our senior credit facility requires us to maintain certain financial ratios and satisfy certain financial condition tests and may require us to take action to reduce our debt or take some other action should we not satisfy these financial ratios or tests.

These restrictions could limit our ability to obtain future financing, make needed capital expenditures, withstand a future downturn in our business or the economy in general, or otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictive covenants under our senior credit facility and the Indenture impose on us.

A breach of any of these covenants could result in a default under the applicable debt agreement. A default, if not waived, could result in acceleration of the debt outstanding under the agreement and in a default with respect to, and acceleration of, the debt outstanding under other debt agreements. The accelerated debt would become immediately due and payable. If that should occur, we may not be able to pay all such debt, including the Notes.

We may be unable to repay the Notes when due or repurchase the Notes when we are required to do so.

At final maturity of the Notes of either series or in the event of acceleration of such Notes following an event of default, the entire outstanding principal amount of such Notes will become due and payable. If we were unable to make the required payments or repurchases of the applicable Notes, it would constitute an event of default under the Notes and, as a result, under our credit facilities and certain other outstanding indebtedness. See “Description of Debt Securities – Events of Default” in the accompanying prospectus. It is possible that we will not have sufficient funds at maturity or upon acceleration to make the required payments or repurchases of Notes and other debt securities.

We may not be able to finance an offer to purchase the Notes and other indebtedness upon the occurrence of a Change of Control Triggering Event.

Upon the occurrence of a Change of Control Triggering Event, as defined in the Indenture, we will be required to offer to purchase all outstanding Notes at a price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon. See “Description of Debt Securities – Certain Covenants – Change of Control” in the accompanying prospectus. It is possible that we will not have or will not be able to obtain on commercially reasonable terms, or at all, sufficient funds at such time to make the required purchase of the Notes.

Holders may not be able to require us to purchase their Notes in certain circumstances involving a significant change in the composition of our board of directors, including a proxy contest where our board of directors does not endorse the dissident slate of directors but approves them as Continuing Directors (as defined in the Indenture). In this regard, a decision of the Delaware Chancery Court (not involving us or our securities) considered a change of control redemption provision of an indenture governing publicly traded debt securities that is substantially similar to the change of control event described in clause (4) of the definition of “Change of Control.” In its decision, the court noted that a board of directors may “approve” a dissident shareholder’s nominees solely for purposes of such an indenture, provided the board of directors determines in good faith that the election of the dissident nominees would not be materially adverse to the interests of the corporation or its stockholders (without taking into consideration the interests of the holders of debt securities in making this determination).

It may be difficult for you to enforce liabilities against us based solely upon the federal securities laws of the United States.

We are organized under the laws of Canada and our principal executive office is located in Vancouver, British Columbia. The majority of our directors and officers, and some of the experts named in this prospectus supplement and the accompanying prospectus, are residents of Canada, and a substantial portion of their assets and our assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon such directors, officers and experts, or to enforce against them judgments of U.S. courts based upon civil liability under the federal securities laws of the United States. There is doubt as to the enforceability in Canada of judgments against us or against any of our directors, officers or experts, in original actions or in actions for enforcement of judgments of U.S. courts, based solely upon the federal securities laws of the United States.

There is currently no active trading market for the Notes. If an active trading market does not develop for the Notes, you may not be able to resell them.

No active trading market currently exists for the Notes and none may develop. We do not intend to apply for the listing of the Notes on any securities exchange or quotation system. As a result, an active trading market may not develop for the Notes. If an active trading market for the Notes does not develop, it could have an adverse effect on the market price and your ability to resell the Notes.

Credit rating downgrades could adversely affect the trading price of the Notes.

The trading price for the Notes may be affected by our credit rating. Credit ratings are continually revised. Any downgrade in our credit rating could adversely affect the trading price of the Notes or the trading markets for the Notes to the extent trading markets for the Notes develop.

A financial failure by any entity in which we have an interest may hinder the payment of the Notes.

A financial failure by any entity in which we have an interest could affect payment of the Notes if a bankruptcy court were to “substantively consolidate” that entity with our subsidiaries and/or with us. If a bankruptcy court substantively consolidated an entity in which we have an interest with our subsidiaries and/or with us, the assets of each entity so consolidated would be subject to the claims of creditors of all entities so consolidated. This could expose our creditors, including holders of the Notes, to potential dilution of the amount ultimately recoverable because of the larger creditor base.

USE OF PROCEEDS

We estimate the net proceeds from the sale of the Notes, after deducting estimated underwriting discounts and expenses, will be approximately US$        million. We intend to use the net proceeds primarily for the repayment of existing indebtedness (which may include repayment of our existing 6.00% senior notes due August 2015, of which $150 million in aggregate principal amount is outstanding), repayment of limited recourse debt facilities, capital expenditures related to plants under construction, capital expenditures related to maintenance of our facilities and working capital purposes. Pending such use, the net proceeds may be invested in short-term marketable securities or cash term deposits with highly rated institutions.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as at September 30, 2014, on an actual basis and as adjusted to reflect the sale of the Notes and the application of the net proceeds therefrom as described in “Use of Proceeds”. This table should be read in conjunction with our unaudited condensed consolidated interim financial statements incorporated by reference in this prospectus supplement.

	As at September 30, 2014
	Actual	As Adjusted
(in millions US$, unless otherwise noted)
Cash and cash equivalents	$475	$

Short term debt:
6.00% Notes due 2015	150		150
Egypt limited recourse debt facilities (1)	40		40
Other limited resource debt facilities	4		4

Total short term debt(2)	194		194
Long term debt:
Senior unsecured credit facility (3)	-		-
3.25% Notes due 2019	345		345
5.25% Notes due 2022	247		247
% Notes due 2024 offered hereby	-
% Notes due 2044 offered hereby	-
Egypt limited recourse debt facilities (1)	328		328
Other limited recourse debt facilities	16		16
Total long term debt(2)	936		936

Total debt(2)	1,130
Shareholders’ equity:
Capital stock and contributed surplus	532		532
Retained earnings	1,227		1,227
Accumulated other comprehensive loss	(2)		(2)
Non-controlling interests	253		253

Total equity	2,010		2,010

Total capitalization	$3,140	$

(1)	The Egypt limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the Egypt entity.
(2)	Debt of $28 million, representing our share of the Atlas limited recourse debt facility at September 30, 2014 has been excluded from total debt as we equity account for our 63.1% interest in the net assets of the Atlas joint venture.
(3)	Total availability of $400 million, expiring late 2016.

PRO FORMA EARNINGS COVERAGE

The following earnings coverage ratios have been prepared in accordance with Canadian securities law requirements and have been included in this prospectus supplement in accordance with Canadian disclosure requirements. They have been calculated on a consolidated basis using financial information prepared in accordance with IFRS, and give effect to all of our long-term financial liabilities, and the repayment, redemption or other retirement thereof since the respective dates indicated below. The pro forma ratios set forth below have been calculated after giving effect to the issuance of the Notes offered hereby and to debt repayments and issuances since December 31, 2012, December 31, 2013 and September 30, 2014, as applicable. For purposes of these calculations, reported net earnings attributable to our shareholders have been increased by interest expense and income taxes attributable to our shareholders.

Period	Pro forma interest	Net earnings before interest expense and income taxes	Earnings coverage ratio (1)

Year ended December 31, 2012	$ million	$79 million	times annual interest expense

Year ended December 31, 2013	$ million	$451 million	times annual interest expense

Nine months ended September 30, 2014	$ million	$469 million	times annual interest expense

(1)	The ratios are equal to net earnings attributable to Methanex shareholders, adjusted as described above, divided by pro forma interest expense. These ratios do not purport to be indicative of actual earnings coverage ratios for any future period.

DESCRIPTION OF THE NOTES

The Notes will be issued under the trust indenture, dated as of July 20, 1995, which was entered into between Methanex and The Bank of New York Mellon (formerly United States Trust Company of New York), as trustee (the “Trustee”), as currently supplemented. The Indenture is by its terms subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the Indenture has been filed with the SEC as an exhibit to the Registration Statement of which the accompanying prospectus forms a part. The following statements with respect to the Indenture and the Notes are brief summaries of certain provisions of the Indenture and do not purport to be complete. For a more complete description, including the definition of any terms used but not defined under this section, prospective investors should refer to the Indenture. Whenever we refer to particular provisions of the Indenture, those provisions are qualified in their entirety by reference to the Indenture. You should read the Indenture in its entirety, copies of which are available as described herein under the heading “Where You Can Find More Information”.

In this section, the words “Company”, “we”, “us”, “our” and “Methanex” refer only to Methanex Corporation and not to any of our subsidiaries or joint ventures.

General

The 2024 Notes will be issued initially in an aggregate principal amount of US$         and will mature on             , 2024. The 2044 Notes will be issued initially in an aggregate principal amount of US$         and will mature on             , 2044. The Notes will be our general unsecured obligations. We may issue additional notes of the same series under the Indenture from time to time after this offering, without the consent of the holders of the Notes of such series. Each series of the Notes and any additional notes of such series subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

Interest on the 2024 Notes will accrue at the rate of     % per annum and will be payable semi-annually on              and              of each year, commencing on             , 2015, to the persons in whose names the Notes are registered at the close of business on the preceding              and             , respectively (whether or not a business day). Interest on the 2044 Notes will accrue at the rate of     % per annum and will be payable semi-annually on         and         of each year, commencing on             , 2015, to the persons in whose names the Notes are registered at the close of business on the preceding              and             , respectively (whether or not a business day).

The Notes will provide for us to pay interest on overdue principal and, to the extent lawful, on overdue installments of interest at the above rate per annum, plus 1%. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. The yearly rate of interest that is equivalent to the rate payable under the Notes is the rate payable multiplied by the actual number of days in the year and divided by 360 and is disclosed herein solely for the purpose of providing the disclosure required by the Interest Act (Canada).

Principal of, and premium, if any, and interest on, the Notes will be payable, and the Notes may be presented for registration of transfer and exchange, at the office or agency maintained by us for that purpose in the Borough of Manhattan, the City of New York, provided, however, that at our option, payment of interest may be made by check mailed to the address of the person entitled thereto at such address as shall appear in the register of Notes, and at the option of the registered holder of the Notes, by wire transfer to an account designated by the registered holder in writing at least ten days before the relevant payment date. The Trustee will initially act as registrar.

There will be no mandatory sinking fund payments for the Notes.

Ranking and Other Indebtedness

The Notes will be unsecured obligations of the Company and will rank equally with all of our other unsecured and unsubordinated Indebtedness (as defined in the accompanying prospectus) from time to time outstanding. The Notes will be effectively subordinated to all Indebtedness and other liabilities of our subsidiaries (other than any applicable guarantor, for so long as its guarantee remains in effect) and subordinated to all secured Indebtedness and other secured liabilities of the Company, any applicable guarantor and our subsidiaries to the extent of the assets securing such Indebtedness and other liabilities. The Notes will rank pari passu with our US$150 million aggregate principal amount of 6.00% senior notes due 2015, US$350 million aggregate principal amount of 3.25% senior notes due 2019 and US$250 million aggregate principal amount of 5.25% senior notes due 2022.

Redemption

Optional Redemption

Prior to         , 2024 (three months before maturity) with respect to the 2024 Notes (the “2024 Early Call Date”) and         , 2044 (six months before maturity) with respect to the 2044 Notes (the “2044 Early Call Date”), the 2024 Notes and the 2044 Notes will be redeemable in whole or in part, at our option at any time, at a redemption price equal to the greater of: (1) 100% of the principal amount of the Notes being redeemed; and (2) the sum of the present values of the remaining scheduled payments of principal and interest that would be due if, in the case of the 2024 Notes, the 2024 Notes matured on the 2024 Early Call Date but for the redemption and, in the case of the 2044 Notes, the 2044 Notes matured on the 2044 Early Call Date but for the redemption (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus             basis points in the case of the 2024 Notes and         basis points in the case of the 2044 Notes, plus in each case accrued and unpaid interest thereon to the date of redemption.

At any time on or after         , 2024 with respect to the 2024 Notes and         , 2044 with respect to the 2044 Notes, the 2024 Notes and the 2044 Notes will be redeemable in whole or in part, at our option at any time, at a redemption price equal to 100% of the principal amount of the applicable Notes being redeemed, plus in each case accrued and unpaid interest thereon to the date of redemption.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed (assuming for such purpose, that, in the case of the 2024 Notes, the 2024 Notes matured on the 2024 Early Call Date and, in the case of the 2044 Notes, the 2044 Notes matured on the 2044 Early Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes (assuming for such purpose, that, in the case of the 2024 Notes, the 2024 Notes matured on the 2024 Early Call Date and, in the case of the 2044 Notes, the 2044 Notes matured on the 2044 Early Call Date).

“Comparable Treasury Price” means, with respect to any redemption date: (1) the average, as determined by the Independent Investment Banker of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Company or, if such firm is unwilling or unable to select a Comparable Treasury Price, an independent banking institution of national standing in the United States, appointed by the Company.

“Reference Treasury Dealer” means each of BNP Paribas Securities Corp., RBC Capital Markets, LLC and J.P. Morgan Securities LLC plus two others or their affiliates which are primary U.S. Government securities dealers appointed by the Company after consultation with the Independent Investment Banker; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a “Primary Treasury Dealer”), the Company shall substitute therefor another Primary Treasury Dealer, if one is available.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m. New York time on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum, as determined by the Independent Investment Banker, equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be given at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed.

Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the applicable Notes or portions thereof called for redemption.

Redemption for Changes in Canadian Withholding Taxes

The Notes of each series may be redeemed, at our option, at any time in whole but not in part with respect to such series, on not less than 30 nor more than 60 days’ notice, at 100% of the principal amount thereof, plus accrued and unpaid interest thereon (if any) to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in the event we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to such Notes, any Additional Amounts as a result of a change in or an amendment to the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in or amendment to any official position regarding the application or interpretation of such laws or regulations, which change or amendment is announced or becomes effective on or after the date of this prospectus supplement.

Governing Law

The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

PRICE RANGE AND TRADING VOLUMES

Our common shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “MX” and on the NASDAQ under the symbol “MEOH”. The following table sets forth the reported high and low closing sale prices and the aggregate volume of trading of our common shares on the TSX during the twelve months preceding the date of this prospectus supplement.

Date	High(1)	Low(1)	Volume

2013
November	$67.78	$60.92	13,511,617
December	$64.36	$59.47	6,417,661
2014
January	$68.88	$60.87	7,345,148
February	$77.60	$64.89	6,424,823
March	$80.19	$70.43	6,007,205
April	$74.17	$66.10	6,474,538
May	$68.55	$62.20	6,682,799
June	$67.61	$62.12	6,058,626
July	$71.85	$66.32	7,140,895
August	$74.79	$67.59	4,391,222
September	$77.45	$73.74	4,856,369
October	$73.88	$61.48	8,538,155
November 1 – 10	$65.81	$63.06	1,749,614

(1) Expressed in Canadian dollars

MATERIAL INCOME TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations

The following is a general summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes by U.S. Holders (as defined below) who purchase Notes offered hereby at the price indicated on the cover of this prospectus supplement and hold such Notes as capital assets, within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on existing provisions of the Code, final and temporary regulations promulgated thereunder (“Treasury Regulations”), administrative pronouncements or practice, judicial decisions, and interpretations of the foregoing, all as of the date of this offering, all of which are subject to change (possibly with retroactive effect). This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”). No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal income tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such challenge.

As used herein, a “U.S. Holder” is any beneficial owner of a Note that is (i) a citizen or individual resident of the United States as determined for U.S. federal income tax purposes; (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. Partnerships (including entities classified as partnerships for U.S. federal income tax purposes) are not U.S. Holders. If a partnership holds a Note, the U.S. federal income tax treatment of a partner generally will depend upon the status of such partner and upon the activities of the partnership. You are urged to consult your own tax advisor if you are a U.S. person and a partner of a partnership holding a Note.

This discussion is not a complete analysis or description of all of the possible tax consequences of the acquisition, ownership and disposition of the Notes. This discussion does not address any U.S. federal alternative minimum tax, U.S. federal estate, gift, or other non-income tax, or state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of the Notes. In addition, this discussion does not address the U.S. federal income tax consequences to U.S. Holders subject to special rules, including U.S. Holders that are: (i) banks, financial institutions or insurance companies; (ii) regulated investment companies or real estate investment trusts; (iii) brokers or dealers in securities or currencies or traders in securities that elect to use a mark-to-market method of accounting; (iv) tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts; (v) holders that hold a Note as part of a hedge, straddle, conversion transaction or a synthetic security or other integrated transaction; (vi) holders that have a “functional currency” other than the U.S. dollar; or (vii) U.S. expatriates.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Notes Subject to Contingency

We will be required to make an offer to repurchase all of the Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest upon the occurrence of a Change of Control Triggering Event. See “Description of Debt Securities – Certain Covenants – Change of Control in the accompanying prospectus. It is possible that this requirement to offer to repurchase the Notes at a premium could implicate the provisions of

Treasury Regulations relating to “contingent payment debt instruments”. If the Notes were characterized as contingent payment debt instruments, you might, among other things, be required to accrue interest income in different amounts and at different times than as otherwise described herein, and to treat any gain recognized on the sale or other disposition of a Note as ordinary income rather than as capital gain.

We intend to take the position that the likelihood of a Change of Control Triggering Event is remote, and thus, that the Notes should not be treated as contingent payment debt instruments. Our determination that such a contingency is remote is binding on you unless you disclose your contrary position in the manner required by applicable Treasury Regulations. Our determination, however, is not binding on the IRS, and the IRS could challenge this determination.

The remainder of this disclosure assumes that our determination that such a contingency is remote is correct. The Treasury Regulations applicable to contingent payment debt instruments have not been the subject of authoritative interpretation, however, and the scope of the Treasury Regulations is not certain. You are urged to consult your tax advisor regarding the possible application of the special rules related to contingent payment debt instruments to the Notes.

Payments of Interest

You will be taxed on interest on your Notes (including any amounts withheld and any Additional Amounts paid in respect of withholding taxes imposed on the Notes) as ordinary income at the time you receive the interest or when the interest accrues, depending on your method of accounting for U.S. federal income tax purposes. You may be entitled to deduct or credit any taxes withheld subject to certain limitations of the U.S. foreign tax credit rules. For this purpose, interest paid on the Notes is income from sources outside the United States for purposes of computing the foreign tax credit allowable to a U.S. Holder. Interest income on the Notes generally will be considered either “passive category income” or “general category income” for U.S. foreign tax credit purposes. The rules governing the foreign tax credit are complex, and you should consult your tax advisor regarding the availability of the credit under your particular circumstances.

Sale, Exchange and Retirement of the Notes

You generally will recognize capital gain or loss on the sale, exchange or retirement of your Notes equal to the difference between the amount you realize on the sale, exchange, redemption, retirement or other taxable disposition of the Notes, excluding any amounts attributable to accrued but unpaid interest (which will generally be taxed as ordinary interest income, unless previously taken into income), and your adjusted tax basis in your Notes at the time of the sale, exchange, redemption, retirement or other taxable disposition. Your adjusted tax basis in a Note generally will be the amount that you paid for the Note decreased by the amount of any payments (other than payments of stated interest) on the Note. Such gain or loss generally will constitute long-term capital gain or loss if at the time of the sale, exchange, redemption, retirement or other taxable disposition of the Note you held the Note for more than one year, and otherwise will be short-term capital gain or loss. Under current law, net long-term capital gains of non-corporate U.S. Holders (including individuals) are, generally, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss.

Information Reporting and Backup Withholding

In general, information reporting requirements apply to certain payments to U.S. Holders of principal of, and interest on, a Note and the receipt of proceeds on the sale or other disposition (including a retirement or redemption) of a Note before maturity, in each case when made within the United States or through certain U.S.-related intermediaries. Additionally, if a U.S. Holder does not otherwise qualify for an exemption and fails to (1) furnish its taxpayer identification number, (2) certify that such number is correct, (3) certify that such U.S. Holder is not subject to backup withholding, and (4) otherwise comply with the applicable requirements of the backup withholding rules, such U.S. Holder will be subject to backup withholding on such payments and proceeds.

Certain U.S. Holders are generally not subject to backup withholding and information reporting requirements provided their exemption from backup withholding and information reporting are properly established. Backup withholding is not an additional U.S. federal income tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against your U.S. federal income tax liability, if any, or will be refunded by the IRS to the extent it exceeds such liability, if you furnish required information to the IRS in a timely manner. You should consult your tax advisor regarding the application of backup withholding, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

In addition, U.S. Holders should be aware of annual reporting requirements with respect to the holding of certain foreign financial assets, including securities of foreign issuers that are not held in an account maintained by certain types of financial institutions, if the aggregate value of all of such assets exceeds US$50,000. You should consult your tax advisor regarding the application of the information reporting rules to the Notes and the application of the reporting requirements to your particular situation.

Additional Tax on Investment Income

Certain U.S. Holders who are individuals, estates or trusts and whose income exceeds certain thresholds generally will be required to pay an additional 3.8 percent tax on all or a portion of their “net investment income,” which includes, among other things, interest income and capital gains from the sale or other disposition of a Note, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the application of this additional tax to their investment in the Notes.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON YOUR PARTICULAR SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

Material Canadian Federal Income Tax Considerations

In the opinion of McCarthy Tétrault LLP, our Canadian counsel, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a holder who acquires Notes, as beneficial owner, pursuant to this offering and who, at all relevant times, for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and any applicable income tax treaty or convention (i) is not resident or deemed to be resident in Canada, (ii) deals at arm’s length with Methanex, any successor to Methanex, and any transferees resident or deemed to be resident in Canada to whom the holder disposes of Notes, (iii) does not use or hold, and is not deemed to use or hold, Notes in connection with a business, including an adventure or concern in the nature of trade, carried on, or deemed to be carried on, in Canada, (iv) is entitled to receive all payments (including interest and principal) made on the Notes, (v) is not a “specified shareholder” (as defined in subsection 18(5) of the Canadian Tax Act) of Methanex or a person that does not deal at arm’s length with a “specified shareholder” of Methanex, (vi) does not have, and each person or partnership that does not deal at arm’s length with the holder does not have, either (A) an amount outstanding as, or on account of, a debt or other obligation to pay an amount to a Specified Non-Resident that meets either of the following conditions: (I) recourse in respect of such debt or other obligation is limited in whole or in part, either immediately or in the future and either absolutely or contingently, to the Notes, or (II) it can reasonably be concluded that all or a portion of the Notes became owing, or was permitted to remain owing, because all or a portion of such debt or other obligation was entered into or was permitted to remain outstanding, or the holder anticipated that all or a portion of such debt or other obligation would become owing or remain outstanding, or (B) a “specified right” (as defined in the Proposed Amendment to subsection 18(5) of the Canadian Tax Act released by the Department of Finance (Canada) on October 20, 2014) in respect of a particular property that was granted directly or indirectly by a Specified Non-Resident and either: (I) the existence of the specified right is required under the terms and conditions of the Notes, or (II) it can reasonably be concluded that all or a portion of the Notes became owing, or was permitted to remain owing, because the specified right was granted or the holder anticipated that the specified right would be granted, where, for purposes of (A) and (B), “Specified Non-Resident” means a person that is not resident in Canada or a partnership that is not a “Canadian partnership” (within the meaning assigned by section 102 of the Canadian Tax Act), and (vii) is not an insurer carrying on an insurance business in Canada and elsewhere (each, a “Holder”). This summary assumes that no amount paid or payable as, or on account or in lieu of payment of, interest will be in respect of a debt or other obligation to pay an amount to a person with whom Methanex does not deal at arm’s length within the meaning of the Canadian Tax Act. Any holder to which this summary does not apply should consult its own tax advisors with respect to the tax consequences of acquiring, holding and disposing of Notes.

This summary is based upon the current provisions of the Canadian Tax Act and regulations thereunder and on counsel’s understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency. This summary takes into account all specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the “Proposed Amendments”). This summary is not exhaustive of all Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate possible changes in the law or in administrative or assessing practices and policies whether by legislative, regulatory, administrative or judicial action. This summary does not take into account foreign (i.e. non-Canadian) tax considerations or Canadian provincial or territorial tax considerations which may vary from the Canadian federal income tax considerations described herein. No assurance can be given that the Proposed Amendments will be enacted as proposed or at all.

Under the Canadian Tax Act, interest, principal and premium, if any, paid or credited, or deemed to be paid or credited, to a Holder on the Notes will be exempt from Canadian withholding tax. No other taxes on income (including taxable capital gains) will be payable under the Canadian Tax Act in respect of the acquisition, holding, redemption or disposition of the Notes, or the receipt of interest, premium or principal thereon, by a Holder solely as a consequence of such acquisition, holding, redemption or disposition of the Notes.

EACH OF THE SUMMARIES UNDER THIS SECTION “MATERIAL INCOME TAX CONSIDERATIONS” IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER, AND NO REPRESENTATION IS MADE WITH RESPECT TO THE U.S. FEDERAL TAX CONSEQUENCES OR CANADIAN FEDERAL TAX CONSEQUENCES TO ANY PARTICULAR HOLDER. ACCORDINGLY, PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL TAX CONSEQUENCES OR CANADIAN FEDERAL TAX CONSIDERATIONS RELEVANT TO THEM, HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement dated November             , 2014, each of the underwriters named below, for whom BNP Paribas Securities Corp., J.P. Morgan Securities LLC and RBC Capital Markets, LLC are acting as representatives, has severally agreed to purchase, and we have agreed to sell to each underwriter, the respective principal amounts of the Notes as set forth opposite the name of each underwriter below.

Underwriter	Principal Amount
	2024 Notes	2044 Notes
BNP Paribas Securities Corp.	US$	US$
J.P. Morgan Securities LLC
RBC Capital Markets, LLC

Total	US$	US$

The underwriting agreement provides that the obligations of the underwriters to purchase the Notes are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all of the Notes if they purchase any of the Notes.

We have been advised by the underwriters that the underwriters propose initially to offer some of the Notes to the public at the public offering prices set forth on the cover page of this prospectus supplement and may offer some of the Notes to certain dealers at the public offering price less a concession not in excess of             % of the principal amount of the 2024 Notes and             % of the principal amount of the 2044 Notes. The underwriters may allow, and these dealers may re-allow, a discount not in excess of             % of the principal amount of the 2024 Notes and             % of the principal amount of the 2044 Notes on sales of the Notes to certain other dealers. After the initial offering of the Notes to the public, the underwriters may change the public offering price and concessions.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the Notes).

Paid by Methanex
Per % Senior Note due 2024%
Per % Senior Note due 2044%

In connection with the offering of the Notes, BNP Paribas Securities Corp., J.P. Morgan Securities LLC and RBC Capital Markets, LLC, or their respective affiliates, may purchase and sell the Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased Notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

Any of these activities may cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither we nor any of the underwriters make any representation that any of the underwriters will engage in such transactions, or that such transactions, once begun, will not be discontinued without notice.

We estimate that our total expenses of this offering, excluding underwriting discounts, will be approximately US$            . The underwriters have agreed to reimburse us for certain expenses incurred in connection with this offering.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have performed certain investment banking, advisory or general financing and banking services for us and our affiliates from time to time, for which they have received customary fees and expenses. Certain of the underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of their business. The underwriters are affiliates of banks which are lenders to us under our credit facility and to certain of our subsidiaries under certain debt obligations. Consequently, we may be considered to be a connected issuer of the underwriters under applicable Canadian Securities legislation. We are in compliance with the terms of the agreement governing the credit facility and our subsidiaries are in compliance with the terms of the agreements governing their debt obligations. See “Capitalization”. None of the underwriters nor the banks affiliated with them was involved in our decision to distribute the Notes offered hereby. The underwriters negotiated the public offering prices of the Notes with us.

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans and/or credit default swaps) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. If any of the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The Notes are a new issue of securities with no established trading market. We do not intend to list the Notes on any securities exchange or to include them in any automated quotation system. We cannot assure you that the Notes will have a liquid trading market. We have been advised by the underwriters that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue such market-making at any time without notice.

The Notes are offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers, only in accordance with the offering restrictions applicable in such jurisdictions.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (as defined below) (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any Notes or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any Notes acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the Notes acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters have been given to the offer or resale. In the case of any Notes being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Notes acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Notes to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale. This prospectus supplement has been prepared on the basis that any offer of Notes in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Notes. Accordingly any person making or intending to make an offer in that Relevant Member State of Notes which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of Notes in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or to subscribe for Notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and amendments thereto including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State, and includes any relevant implementing measure in each Relevant Member State. “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Promotion Order, (iii) are outside the United Kingdom or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”) in connection with the issue or sale of any Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the Notes will be passed upon on our behalf by McCarthy Tétrault LLP, Vancouver, Canada and certain matters of U.S. law will be passed upon on our behalf by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. The underwriters have been represented by Shearman & Sterling LLP, New York, New York in connection with the offering of the Notes.

The partners and associates of McCarthy Tétrault LLP, as a group, hold beneficially, directly or indirectly, less than 1% of our outstanding securities and none of our securities or property are to be received by such persons.

EXPERTS

Our consolidated financial statements as of December 31, 2013 and 2012, and for each of the years then ended, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

KPMG LLP has confirmed that it is independent with respect to the Company within the meaning of the relevant rules and related interpretations proscribed by the relevant professional bodies in Canada and any applicable legislation or regulations and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

Base Shelf Prospectus

This short form prospectus is referred to as a short form base shelf prospectus and has been filed under legislation in the Province of British Columbia that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President Legal, Assistant General Counsel and Corporate Secretary of Methanex Corporation at 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3M1 (telephone: 604-661-2600) and are also available electronically at www.sedar.com.

Short Form Prospectus
New Issue		November 7, 2014

US$750,000,000

METHANEX CORPORATION

DEBT SECURITIES

We may from time to time offer up to an aggregate principal amount of US$750,000,000 of debt securities during the 25 month period that this short form prospectus (the “Prospectus”), including any amendments hereto, remains valid. The debt securities may be offered separately or together, in one or more series, in amounts, at prices and on other terms to be determined based on market conditions at the time of issuance and set forth in an accompanying prospectus supplement.

We will provide the specific terms of the debt securities in respect of which this Prospectus is being delivered (the “Offered Debt Securities”) and all information omitted from this Prospectus in supplements to this Prospectus that will be delivered to purchasers together with this Prospectus. You should read this Prospectus and any applicable prospectus supplement carefully before you invest in Offered Debt Securities.

Neither the United States Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these debt securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from U.S. disclosure requirements. Our financial statements, which are incorporated by reference herein, have been prepared, for all periods presented, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to Canadian generally accepted auditing standards and auditor independence standards. As a result, they may not be comparable to financial statements of U.S. companies.

Owning the Offered Debt Securities may subject you to tax consequences both in the United States and Canada. This Prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement and should consult with your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this Prospectus are not residents of the United States, and many of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.

There is no market through which the Offered Debt Securities may be sold and purchasers may not be able to resell Offered Debt Securities purchased under this Prospectus. This may affect the pricing of the Offered Debt Securities on the secondary market, the transparency and availability of trading prices, the liquidity of the Offered Debt Securities and the extent of issuer regulation. See “Risk Factors.”

We may sell the Offered Debt Securities to or through underwriters or dealers, and also may sell Offered Debt Securities to one or more other purchasers, directly or through agents. In addition, we may issue the Offered Debt Securities pursuant to one or more exchange offers for our previously issued debt securities. This Prospectus only qualifies under the securities laws of British Columbia the distribution of the Offered Debt Securities in the United States and elsewhere outside of Canada. This Prospectus does not qualify the distribution of any Offered Debt Securities which may be offered or sold in any province or territory of Canada, including the Province of British Columbia, and any such sales will only be made pursuant to private placement exemptions from the prospectus requirements of the securities laws of such provinces or territories. See “Plan of Distribution”. A prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the offering of any Offered Debt Securities and will set forth the terms of the offering of the Offered Debt Securities, including, to the extent applicable, the proceeds to us, the principal amounts, if any, to be purchased by underwriters, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers.

Our head and registered office is located at 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3M1 (telephone: 604-661-2600).

i

ABOUT THIS PROSPECTUS

Except as set forth under “Description of Debt Securities”, and unless the context otherwise requires, all references in this Prospectus to “we”, “us” and “our” and similar terms, as well as references to “Methanex” and “the Company”, refer to Methanex Corporation and its subsidiaries.

This Prospectus is part of a registration statement on Form F-10 relating to the Offered Debt Securities that we have filed with the United States Securities and Exchange Commission (the “SEC”). Under the registration statement, we may, from time to time, offer any combination of the Offered Debt Securities described in this Prospectus in one or more offerings of up to an aggregate principal amount of US$750,000,000. This Prospectus provides you with a general description of the debt securities that we may offer under the registration statement. Each time we offer Offered Debt Securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of Offered Debt Securities. The prospectus supplement may also add, update or change information contained in this Prospectus. Before you invest in any Offered Debt Securities, you should read both this Prospectus and any applicable prospectus supplement, together with the additional information described under the heading “Documents Incorporated by Reference”. This Prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Offered Debt Securities.

The Offered Debt Securities will not be distributed, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

In this Prospectus and any prospectus supplement, all references to “dollars” or “$” are to U.S. dollars and all references to “Canadian dollars” and “CDN$” are to Canadian dollars. Unless otherwise indicated, all financial statements and other financial information included or incorporated by reference in this Prospectus or included or incorporated by reference in any prospectus supplement is in U.S. dollars and have been prepared in accordance with IFRS for all periods presented. IFRS differs in some material respects from U.S. generally accepted accounting principles, and so this financial information may not be comparable to the financial information of U.S. companies.

We have not authorized any person to provide you with information other than the information contained in or incorporated by reference in this Prospectus or any applicable prospectus supplement or the information included in the registration statement of which this Prospectus forms a part. We take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. We are not making an offer of Offered Debt Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of this Prospectus or any applicable prospectus supplement, respectively. Our business, financial condition, results of operations and prospects may have changed since those dates.

WHERE YOU CAN FIND MORE INFORMATION

We file with the British Columbia Securities Commission (the “BCSC”) and with the various securities commissions or similar authorities in each of the provinces and territories of Canada annual and quarterly reports, material change reports and other disclosure documents. You may also access our disclosure documents and any reports, statements or other information that we file with the securities regulatory authorities in each of the provinces and territories of Canada through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym “SEDAR” and which may be accessed at www.sedar.com. SEDAR is the Canadian equivalent of the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov. In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with the Exchange Act, we file with or furnish to the SEC certain reports and other information. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States.

You may read or obtain copies, at a fee, of any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference room. Our filings are also electronically available on EDGAR, as well as from commercial document retrieval services.

DOCUMENTS INCORPORATED BY REFERENCE

Under the multijurisdictional disclosure system adopted by the United States and Canada, the SEC and the BCSC allow us to “incorporate by reference” certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this Prospectus. The following documents, filed by us with the various securities commissions or similar authorities in each of the provinces and territories of Canada and filed with or furnished to the SEC, are specifically incorporated by reference into and form an integral part of, this Prospectus:

(a)	our annual information form dated March 10, 2014 for the year ended December 31, 2013;

(b)	our audited consolidated annual financial statements as at and for the years ended December 31, 2013 and 2012, together with the notes thereto and the auditors’ report thereon;

(c)	our management’s discussion and analysis of our financial condition and results of operation for the year ended December 31, 2013 (the “Annual MD&A”);

(d)	our unaudited consolidated interim financial statements as at and for the three and nine months ended September 30, 2014, together with the notes thereto;

(e)	our management’s discussion and analysis of our financial condition and results of operation for the three and nine months ended September 30, 2014 (the “Interim MD&A”);

(f)	our management information circular dated March 7, 2014 for our annual meeting of shareholders held on April 30, 2014; and

(g)	the following material change reports:

(i)	our material change report dated May 1, 2014 in respect of the increase in our quarterly dividend;

(ii)	our material change report dated May 2, 2014 in respect of our commencement of a normal course issuer bid; and

(iii)	our material change report dated May 5, 2014 in respect of the settlement of a gas delivery dispute between Methanex Chile S.A. and Total Austral S.A.

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports), the content of any news release publicly disclosing financial information for a period more recent than the period for which financial statements are required to be incorporated herein, and certain other documents as set forth in Item 11.1 of Form 44¬101F1 of National Instrument 44-101 — Short Form Prospectus Distributions filed by us with a securities commission or similar authority in Canada after the date of this Prospectus and prior to the termination of a distribution of Offered Debt Securities will be deemed to be incorporated by reference in this Prospectus. These documents are available through the Internet on SEDAR. In addition, to the extent that any document or information incorporated by reference in this Prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to this Prospectus and the registration statement on Form F-10 of which this Prospectus forms a part.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon a new annual information form and the related annual consolidated financial statements being filed by us with the appropriate securities regulatory authorities during the currency of this Prospectus, the previous annual information form, annual consolidated financial statements and all interim consolidated financial statements, material change reports, and all prospectus supplements filed by us prior to the commencement of our fiscal year in which the new annual information form and the related annual consolidated financial statements is filed will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers of debt securities hereunder. Upon an information circular in connection with an annual general meeting being filed by us with the appropriate securities regulatory authorities during the currency of this Prospectus, the information circular filed in connection with the previous annual general meeting (unless such information circular also related to a special meeting) will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers of debt securities hereunder.

Copies of the documents incorporated herein by reference may be obtained on request without charge from Kevin Price, Vice President Legal, Assistant General Counsel and Corporate Secretary of Methanex Corporation at 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3M1 (telephone: 604 661-2600).

A prospectus supplement containing the specific terms in respect of any offering of Offered Debt Securities, updated disclosure of earnings coverage ratios, if applicable, and other information in relation to such Offered Debt Securities will be delivered to purchasers of such Offered Debt Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of such prospectus supplement, but only for purposes of the offering of such Offered Debt Securities by such prospectus supplement.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Prospectus, and certain documents incorporated by reference in this Prospectus, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as “forward-looking statements”). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of (or variation of any of) the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results or events to differ materially from those implied by such forward-looking statements. These statements speak only as of the date of this Prospectus or as of the date specified in the documents incorporated by reference in this Prospectus, as the case may be. These forward-looking statements include, but are not limited to, statements concerning:

•	expected demand for methanol and its derivatives;

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same;

•	expected shut downs (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing of planned maintenance outages;

•	expected methanol and energy prices;

•	expected levels of methanol purchases from traders or other third parties;

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants;

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants;

•	our expected capital expenditures;

•	anticipated operating rates of our plants;

•	expected operating costs, including natural gas feedstock costs and logistics costs;

•	expected tax rates or resolutions to tax disputes;

•	expected cash flows, earnings capability and share price;

•	availability of committed credit facilities and other financing;

•	ability to meet covenants or obtain or continue to obtain waivers associated with our long-term debt obligations, including without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions and the finalization of certain land title registrations and related mortgages which require actions by Egyptian governmental entities;

•	expected impact on our results of operations in Egypt or our financial condition as a consequence of civil unrest or actions taken or inaction by the Government of Egypt and its agencies;

•	our shareholder distribution strategy and anticipated distributions to shareholders;

•	commercial viability and timing of, or ability to execute, future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities, including the planned relocation of idle Chile methanol plants to Geismar, Louisiana;

•	our financial strength and ability to meet future financial commitments;

•	expected global or regional economic activity (including industrial production levels);

•	expected outcomes of litigation or other disputes, claims and assessments;

•	expected actions of governments, government agencies, gas suppliers, courts, tribunals or other third parties.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this Prospectus and certain documents incorporated by reference in this Prospectus are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for, and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives;

•	our ability to procure natural gas feedstock on commercially acceptable terms;

•	operating rates of our facilities;

•	receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt and governmental approvals related to rights to purchase natural gas;

•	the establishment of new fuel standards;

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates;

•	the availability of committed credit facilities and other financing;

•	timing of completion and cost of our Geismar project;

•	global and regional economic activity (including industrial production levels);

•	absence of a material negative impact from major natural disasters;

•	absence of a material negative impact from changes in laws or regulations;

•	absence of a material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:

•	conditions in the methanol and other industries including fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses;

•	the price of natural gas, coal, oil and oil derivatives;

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities;

•	the ability to carry out corporate initiatives and strategies;

•	actions of competitors, suppliers, and financial institutions;

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements;

•	our ability to meet timeline and budget targets for our Geismar projects, including cost pressures arising from labour costs;

•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt;

•	actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives;

•	changes in laws or regulations;

•	import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements;

•	world-wide economic conditions;

•	satisfaction of conditions precedent contained in the natural gas supply agreement for Geismar 1; and

•	other risks described in the documents incorporated by reference in this Prospectus, including, without limitation, under the heading “Risk Factors and Risk Management” in our Annual MD&A and Interim MD&A.

We caution you that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Accordingly, you should not place undue reliance on forward-looking statements. You should also carefully consider the matters discussed under “Risk Factors” in this Prospectus. We undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required by law.

METHANEX CORPORATION

We are the world’s largest producer and supplier of methanol to the major international markets of North America, Asia Pacific, Europe and South America. We have production facilities in New Zealand, Trinidad, Egypt, Canada and Chile and are in the process of constructing production facilities in the United States.

RISK FACTORS

An investment in the Offered Debt Securities involves risk. Before deciding whether to invest in the Offered Debt Securities, you should consider carefully the risks described below as well as the other information contained and incorporated by reference in this Prospectus (including subsequent documents incorporated by reference in this Prospectus) and, if applicable, those described in a prospectus supplement relating to a specific offering of Offered Debt Securities. These are not the only risks and uncertainties that we face. Additional risks not presently known to us or that we currently consider immaterial may also materially and adversely affect us. If any of the events identified in these risks and uncertainties were to actually occur, our business, financial condition or results of operations could be materially harmed.

We are vulnerable to reductions in the availability of supply and fluctuations in the cost of natural gas.

We use natural gas as the principal feedstock for producing methanol, and it accounts for a significant portion of our operating costs. Accordingly, our results from operations depend in large part on the availability, security of supply and price of natural gas. If, for any reason, we are unable to obtain sufficient natural gas for any of our plants on commercially acceptable terms or we experience interruptions in the supply of contracted natural gas, we could be forced to curtail production or close such plants, which could have an adverse effect on our results of operations and financial condition.

New Zealand

We have three plants in New Zealand with a total production capacity of up to 2.4 million tonnes per year, depending on natural gas composition. Two plants are located at Motunui and the third is located at nearby Waitara Valley. We have entered into several agreements with various suppliers to underpin our New Zealand operations with terms that range in length up to 2022. All agreements in New Zealand are take-or-pay agreements and include base and variable price components where the variable price component is adjusted by a formula related to methanol prices above a certain level. We believe this pricing relationship enables these facilities to be competitive at all points in the methanol price cycle and provides gas suppliers with attractive returns. Certain of these contracts require the supplier to deliver a minimum amount of natural gas with additional volumes dependent on the success of ongoing appraisal and development of the related natural gas field.

We continue to pursue opportunities to contract additional natural gas to supply our plants in New Zealand. The future operation of our New Zealand facilities depends on the ability of our contracted suppliers to meet their commitments and the success of ongoing exploration, appraisal and development activities in the region. We cannot provide assurance that our contracted suppliers will be able to meet their commitments or that their ongoing exploration, appraisal and development activities in New Zealand will be successful to enable our operations to operate at full capacity and that this will not have an adverse impact on our results from operations and financial condition.

Trinidad

We have two methanol plants in Trinidad (Titan and Atlas). Natural gas for our two methanol production facilities in Trinidad, with our share of total production capacity being 2.0 million tonnes per year, is supplied under take-or-pay contracts with National Gas Company of Trinidad (“NGC”). The contracts for Titan and Atlas expire in 2014 and 2024, respectively, and have base and variable price components where the variable portion is adjusted by a formula related to methanol prices above a certain level. The current Titan gas contract includes an option to extend the contract for a five year period at terms to be agreed. We are currently in discussions with NGC to extend the Titan gas contract. We believe the supply and demand fundamentals for natural gas supply in Trinidad will support the continued operation of this facility, however we cannot provide assurance that we will be able to secure the natural gas on commercially acceptable terms and that this will not have an adverse impact on our results of operations and financial condition.

Since 2011, large industrial consumers in Trinidad, including our Titan and Atlas facilities, have experienced periodic curtailments of natural gas supply due to a mismatch between upstream commitments to supply NGC and downstream demand from NGC’s customers, which becomes apparent when an upstream supplier has a technical issue or planned maintenance that reduces gas delivery. We are engaged with key stakeholders to find a solution to this issue, but in the meantime expect to continue to experience some gas curtailments to our Trinidad facilities. We cannot provide assurance that we will not experience longer or greater than anticipated curtailments due to upstream outages or other issues in Trinidad and that these curtailments will not be material and that this would not have an adverse impact on our results of operations and financial condition.

Egypt

We have a 25 year take-or-pay natural gas supply agreement that expires in 2035 for a 1.26 million tonnes per year methanol plant in Egypt in which we have a 50% equity interest. The price paid for gas is based on a U.S. dollar base price plus a variable price component that is adjusted by a formula related to methanol prices above a certain level. Under the contract, the gas supplier is obligated to supply, and the Egyptian facility is obliged to take or pay for, a specified annual quantity of natural gas. Gas which is paid for but not taken in any year may be received by the facility in subsequent years, subject to limitations. Natural gas is supplied to this facility from the same gas delivery grid infrastructure that supplies other industrial users in Egypt, as well as the general Egyptian population.

The Egypt facility began experiencing periodic natural gas supply constraints in mid-2012 and since that time has operated below full capacity. Production during the first three quarters of 2014 was lower than for the same period of 2013 due to natural gas supply restrictions that required us to idle the plant through much of the peak summer electricity consumption period. Egypt’s government is currently in a transition, which has resulted in ongoing civil unrest, political uncertainty and an adverse impact on the country’s economy. We believe that these factors are contributing to constraints in the development of new supplies of natural gas coming to market and an increase in the use of domestically-produced natural gas instead of more expensive imported energy for the purpose of generating domestic electricity. These factors have led to periodic natural gas supply restrictions to the Methanex Egypt facility. This situation may persist in the future and become more acute during the summer months when electricity demand is at its peak. We cannot provide assurance that we will not experience longer or greater than anticipated natural gas restrictions and that this would not have an adverse impact on our results of operations and financial condition.

Canada

We have a program in place to purchase natural gas for our 0.6 million tonnes per year Medicine Hat facility on the Alberta gas market. The future operation of our Medicine Hat facility depends on methanol industry supply and demand fundamentals and our ability to secure sufficient natural gas on commercially acceptable terms. We cannot provide assurance that we will be able to continue to secure sufficient natural gas for our Medicine Hat facility on commercially acceptable terms and that this will not have an adverse impact on our results of operations and financial condition.

Chile

We have two methanol plants in Chile with a total annual production capacity of 1.8 million tonnes per year. Although we have long-term natural gas supply contracts in place that entitle us to receive a significant quantity of our total natural gas requirements in Chile from suppliers in Argentina, these suppliers have curtailed all gas supply to our plants in Chile since June 2007 in response to various actions by the Argentinean government that include imposing an increase to the duty on natural gas exports from Argentina. As a result, we have been operating our Chile facilities significantly below site capacity since 2007. We are not aware of any plans by the Government of Argentina to decrease or remove this duty. While we have rejected the claims of force majeure from our Argentine suppliers, under the current circumstances, we do not expect that our suppliers will deliver natural gas from Argentina under those long-term gas supply agreements. However, in March 2013, we began receiving some natural gas from an Argentinian supplier pursuant to a tolling agreement whereby the natural gas received is converted into methanol and then re-delivered to Argentina.

Since 2007, all of the methanol production at our Chile facilities, other than the natural gas received from Argentinian suppliers under the tolling arrangement, has been produced from natural gas from Chile. While significant investments have been made in natural gas exploration and development in southern Chile and there have been new gas discoveries in the region, the potential for a significant increase in gas deliveries to our plants remains challenging. In addition, we are not receiving the full quantities of Chilean gas for which we have contracted from Empresa Nacional del Petróleo, the Chilean national oil and gas company.

After idling our Chile operations in the second quarter of 2014 as a result of insufficient natural gas feedstock during the southern hemisphere winter, we restarted operations in September 2014. The future of our Chile operations is primarily dependent on the level of exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina. We cannot provide assurance that we will be able to continue to operate our Chile operations and that this will not have an adverse impact on our results of operations or financial condition.

United States

We are in the process of relocating two idle Chile methanol plants to Geismar, Louisiana. We are targeting to complete construction of the 1.0 million tonne Geismar 1 facility in late 2014 and produce methanol in January 2015. We are targeting to produce methanol from the 1.0 million tonne Geismar 2 facility late in the first quarter of 2016.

We have secured a ten-year take-or-pay natural gas agreement for the supply of all of Geismar 1’s natural gas requirements and contractual deliveries and obligations commence on the first date of commercial operations. The price to be paid for the gas is based on a U.S. dollar base price plus a variable price component where the variable price component is adjusted by a formula related to methanol prices above a certain level. We cannot provide assurance that our natural gas supplier for the Geismar 1 plant will supply the contracted gas or that we will be able to secure natural gas for the Geismar 2 plant on commercially acceptable terms. These factors could have an adverse impact on our results of operations and financial condition.

The methanol industry is subject to commodity price volatility and supply and demand uncertainty.

The methanol business is a highly competitive commodity industry and prices are affected by supply and demand fundamentals. Methanol prices have historically been, and are expected to continue to be, characterized by cyclicality. New methanol plants are expected to be built and this will increase overall production capacity. Additional methanol supply can also become available in the future by restarting idle methanol plants, carrying out major expansions of existing plants or debottlenecking existing plants to increase their production capacity. Historically, higher-cost plants have been shut down or idled when methanol prices are low, but there can be no assurance that this practice will occur in the future. Demand for methanol largely depends upon levels of global industrial production, changes in general economic conditions and the level of energy prices.

We are not able to predict future methanol supply and demand balances, market conditions, global economic activity, methanol prices or energy prices, all of which are affected by numerous factors beyond our control. Since methanol is the only product we produce and market, a decline in the price of methanol would have an adverse effect on our results of operations and financial condition.

Weakening global economic conditions could negatively impact our business.

A significant weakening in global economic conditions could present risks and uncertainties which could significantly impact our business, including risks and uncertainties related to the impact on global supply and demand for methanol, its impact on methanol prices, changes in capital markets and corresponding effects on our investments, our ability to access existing or future credit and increased risk of defaults by customers, suppliers and insurers.

We are subject to risks inherent in foreign operations.

A significant portion of our operations and investments are located outside of North America, in New Zealand, Trinidad, Egypt, Chile, Europe and Asia. We are subject to risks inherent in foreign operations such as loss of revenue, property and equipment as a result of expropriation; import or export restrictions; anti-dumping measures; nationalization, war, insurrection, civil unrest, terrorism and other political risks; increases in duties, taxes and governmental royalties; renegotiation of contracts with governmental entities; as well as changes in laws or policies or other actions by governments that may adversely affect our operations. Many of the foregoing risks related to foreign operations may also exist for our domestic operations in North America.

Because we derive a significant portion of our revenues from production and sales by subsidiaries outside of Canada, the payment of dividends or the making of other cash payments or advances by these subsidiaries may be subject to restrictions or exchange controls on the transfer of funds in or out of the countries in which such subsidiaries operate or result in the imposition of taxes on such payments or advances.

We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are reasonable, we cannot provide assurance that foreign taxation or other authorities will reach the same conclusion. Further, if such foreign jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences.

The dominant currency in which we conduct business is the U.S. dollar, which is also our reporting currency. The most significant components of our costs are natural gas feedstock and ocean-shipping costs and substantially all of these costs are incurred in U.S. dollars. Some of our underlying operating costs, capital expenditures and purchases of methanol, however, are incurred in currencies other than the U.S. dollar, principally the Canadian dollar, the Chilean peso, the Trinidad and Tobago dollar, the New Zealand dollar, the Euro, the Egyptian pound and the Chinese yuan. We are exposed to increases in the value of these currencies that could have the effect of increasing the U.S. dollar equivalent of cost of sales, operating expenses and capital expenditures. A portion of our revenue is earned in Euros, Canadian dollars and Chinese yuan. We are exposed to declines in the value of these currencies compared to the U.S. dollar, which could have the effect of decreasing the U.S. dollar equivalent of our revenue.

Trade in methanol is subject to duty in a number of jurisdictions. Methanol sold in China from any of our producing regions is currently subject to duties ranging from 0% to 5.5%. In 2010, the Chinese Ministry of Commerce investigated allegations made by domestic Chinese producers related to the dumping into China of imported methanol. In December 2010, the Ministry recommended that duties of approximately 9% be imposed on methanol imports from New Zealand, Malaysia and Indonesia for five years starting from December 24, 2010. However, citing special circumstances, the Customs Tariff Commission of the State Council, which is China’s chief administrative authority, suspended enforcement of the recommended dumping duties with the effect that methanol will continue to be allowed to be imported from these three countries without the imposition of additional duties. If the suspension is lifted, we do not expect there to be a significant impact on industry supply/demand fundamentals and we would realign our supply chain to minimize the payment of duties. Currently, the costs we incur in respect of duties are not significant. However, there can be no assurance that the duties that we are currently subject to will not increase, that the suspension of Chinese dumping duties will not be lifted, that duties will not be levied in other jurisdictions in the future or that we will be able to mitigate the impact of future duties, if levied.

Methanol is a globally traded commodity that is produced by many producers at facilities located in many countries around the world. Some producers and marketers may have direct or indirect contacts with countries that may, from time to time, be subject to international trade sanctions or other similar prohibitions. In addition to the methanol we produce, we purchase methanol from third parties under purchase contracts or on the spot market in order to meet our commitments to customers, and we also engage in product exchanges with other producers and marketers. We believe that we are in compliance with all applicable laws with respect to sales and purchases of methanol and product exchanges. However, as a result of the participation of countries that are subject to such sanctions in the methanol industry, we cannot provide assurance that we will not be exposed to reputational or other risks that could have an adverse impact on our results of operations and financial condition.

Restrictions in our current debt agreements or the solvency of financial institutions could affect our ability to access existing financing or obtain new financing.

We have an undrawn $400 million credit facility that expires in December 2016. Our ability to access the facility is subject to certain financial covenants.

At September 30, 2014, our long-term debt obligations included $750 million in unsecured notes ($150 million which matures in 2015, $350 million which matures in 2019 and $250 million which matures in 2022), $376 million related to the Egypt limited recourse debt facilities, $21 million related to the other limited recourse debt facilities and $28 million related to the Atlas limited recourse debt facilities which are not consolidated for accounting purposes. The covenants governing the unsecured notes apply to the Company and its subsidiaries, excluding the Atlas, Egypt and other limited recourse entities (“limited recourse subsidiaries”). The Atlas, Egypt and other limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the Atlas joint venture, the Egypt entity and other limited recourse entities, respectively. The agreements governing the unsecured notes and the Atlas, Egypt and other limited recourse debt facilities contain customary covenant and default provisions.

We cannot provide assurance that we will be able to access new financing in the future or that the financial institutions providing us with credit or holding our deposits will have the ability to honour future draws. Additionally, failure to comply with any of the covenants or default provisions could restrict our access to the credit facility or result in the acceleration of payment of outstanding principal and accrued interest on our long-term debt. Any of these factors could have a material adverse effect on our results of operations, our ability to pursue and complete strategic initiatives and/or on our financial condition.

Competition from other methanol producers is intense and could reduce our market share and harm our financial performance.

Methanol is a global commodity and customers base their purchasing decisions principally on the delivered price of methanol and reliability of supply. The methanol industry is highly competitive, and some of our competitors are not dependent on revenues from a single product and some have greater financial resources than we do. Our competitors also include state-owned enterprises. These competitors may be better able than we are to withstand price competition and volatile market conditions. If we are unable to provide customers with a reliable supply of methanol at competitive prices, we may lose market share to our competitors, which could have an adverse effect on our results of operations and financial condition.

We are vulnerable to credit risk of our customers.

Most of our customers are large global or regional petrochemical manufacturers or distributors and a number are highly leveraged. We monitor our customers’ financial status closely; however, some customers may not have the financial ability to pay for methanol in the future and this could have an adverse effect on our results of operations and financial condition. Although credit losses have not been significant in the past, this risk still exists.

Future demand for methanol may be adversely affected by regulatory developments.

Demand for Methanol – General

Changes in environmental, health and safety laws, regulations or requirements could impact methanol demand. The US Environmental Protection Agency (the “EPA”) is currently evaluating the human health effects of methanol as part of a standard review of chemicals under its Integrated Risk Information System (“IRIS”), a database of chemical health effects. Methanol is currently unclassified under IRIS. A draft assessment for methanol was released by the EPA in 2010 classifying methanol as “Likely to Be Carcinogenic to Humans.” In 2011, the EPA divided the draft assessment for methanol into cancer and non-cancer assessments. In September 2013, the EPA released the final non-cancer assessment, in which it established the maximum ingestion and inhalation levels for methanol that it claims will not result in adverse health impacts. The timeline for the cancer assessment remains unknown. We are unable to determine whether the current draft classification will be maintained in the final assessment or if this will lead other government agencies to reclassify methanol. Any reclassification could reduce future methanol demand, which could have an adverse effect on our results of operations and financial condition.

Demand for Methanol in the Production of Formaldehyde

In 2013, methanol demand for the production of formaldehyde represented approximately 32% of global demand. The largest use for formaldehyde is as a component of urea-formaldehyde and phenol-formaldehyde resins, which are used in adhesives for plywood, particleboard, oriented strand board, medium-density fibreboard and other reconstituted or engineered wood products. There is also demand for formaldehyde as a raw material for engineering plastics and in the manufacture of a variety of other products, including elastomers, paints, building products, foams, polyurethane and automotive products.

The current EPA IRIS carcinogenicity classification for formaldehyde is “Likely to Be Carcinogenic to Humans;” however, the EPA is reviewing this classification for formaldehyde as part of its standard review of chemicals. In 2010, the EPA released its draft formaldehyde assessment, proposing formaldehyde as “Known to be Carcinogenic to Humans.” The release of the final assessment of formaldehyde is expected in 2015.

In 2009, the U.S. National Cancer Institute (the “NCI”) published a report on the health effects of occupational exposure to formaldehyde and a possible link to leukemia, multiple myeloma and Hodgkin’s disease. The NCI report concluded that there may be an increased risk of cancers of the blood and bone marrow related to a measure of peak formaldehyde exposure. The NCI report is the first part of an update of the 2004 NCI study that indicated possible links between formaldehyde exposure and nasopharyngeal cancer and leukemia. The International Agency for Research on Cancer also concluded that there is sufficient evidence in humans of a causal association of formaldehyde with leukemia. In 2011, the U.S. Department of Health and Human Services’ National Toxicology Program released its 12th Report on Carcinogens, modifying its listing of formaldehyde from “Reasonably Anticipated to be a Human Carcinogen” to “Known to be a Human Carcinogen.”

We are unable to determine at this time if the EPA or other governments or government agencies will reclassify formaldehyde or what limits could be imposed related to formaldehyde emissions in the United States or elsewhere. Any such actions could reduce future methanol demand for use in producing formaldehyde, which could have an adverse effect on our results of operations and financial condition.

Demand for Methanol in the Production of MTBE

In 2013, methanol demand for the production of MTBE represented approximately 11% of global methanol demand. Demand growth has been healthy, particularly in China where there is growing MTBE capacity. MTBE is used primarily as a source of octane and as an oxygenate for gasoline to reduce the amount of harmful exhaust emissions from motor vehicles.

Several years ago, environmental concerns and legislative action related to gasoline leaking into water supplies from underground gasoline storage tanks in the United States resulted in the phase-out of MTBE as a gasoline additive in the United States. We believe that methanol has not been used in the United States to make MTBE for use in domestic fuel blending since 2007. However, approximately 0.7 million tonnes of methanol was used in the United States in 2013 to produce MTBE for export markets. Additionally, the EPA in the United States is preparing an IRIS review of the human health effects of MTBE, including its potential carcinogenicity. The timeline for the final report is currently unknown.

The European Union issued a final risk assessment report on MTBE in 2002 that permitted the continued use of MTBE, although several risk-reduction measures relating to the storage and handling of fuels were recommended. Governmental efforts in recent years in some countries, primarily in the European Union and Latin America, to promote biofuels and alternative fuels through legislation or tax policy put competitive pressures on the use of MTBE in gasoline in these countries. However, due to healthy MTBE demand in other countries, particularly in Asia, we have observed methanol demand growth for MTBE production.

Although MTBE demand has remained healthy outside of the United States, we cannot provide assurance that further legislation banning or restricting the use of MTBE or promoting alternatives to MTBE will not be passed or that negative public perceptions will not develop outside of the United States, either of which could lead to a decrease in the global demand for methanol for use in MTBE. Declines in demand for methanol for use in MTBE could have an adverse effect on our results of operations and financial condition.

Our business is subject to many operational risks for which we may not be adequately insured.

Most of our earnings are derived from the sale of methanol produced at our plants. Our business is subject to the risks of operating methanol production facilities, such as equipment breakdowns, interruptions in the supply of natural gas and other feedstocks, power failures, longer-than-anticipated planned maintenance activities, loss of port facilities, natural disasters or any other event, including unanticipated events beyond our control, that could result in a prolonged shutdown of any of our plants or impede our ability to deliver methanol to our customers. A prolonged plant shutdown at any of our major facilities could have an adverse effect on our results of operations and financial condition.

In addition to the sale of methanol produced at our plants, we also purchase methanol produced by others on the spot market and through purchase contracts to meet our customer commitments and support our marketing efforts. We have adopted the first-in, first-out method of accounting for inventories and it generally takes us between 30 and 60 days to sell the methanol we purchase. Consequently, we have the risk of holding losses on the resale of this product to the extent that methanol prices decrease from the date of purchase to the date of sale. Holding losses, if any, on the resale of purchased methanol could have an adverse effect on our results of operations and financial condition.

Excess capacity within our fleet of ocean vessels resulting from a prolonged plant shutdown or other event could have an adverse effect on our results of operations and financial condition as our vessel fleet is subject to fixed time charter costs. In the event we have excess shipping capacity, we may be able to mitigate some of the excess costs by entering into sub-charters or third-party backhaul arrangements, although the success of this mitigation is dependent on conditions within the broader global shipping industry. If we suffer any disruptions in our distribution system and are unable to mitigate these costs this could have an adverse effect on our results of operations and financial condition.

Although we maintain operational and construction insurance, including business interruption insurance and delayed start-up insurance, we cannot provide assurance that we will not incur losses beyond the limits of, or outside the coverage of, such insurance or that insurers will be financially capable of honouring future claims. From time to time, various types of insurance for companies in the chemical and petrochemical industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. We cannot provide assurance that in the future we will be able to maintain existing coverage or that premiums will not increase substantially.

We may not be able to successfully identify, develop and complete new capital projects.

As part of our strategy to strengthen our position as the global leader in the production and marketing of methanol, we intend to continue pursuing new opportunities to enhance our strategic position in the methanol industry. Our ability to successfully identify, develop and complete new capital projects is subject to a number of risks, including finding and selecting favourable locations for new facilities or for the relocation of existing facilities where sufficient natural gas and other feedstock is available through long-term contracts with acceptable commercial terms, obtaining project or other financing on satisfactory terms, constructing and completing the projects within the contemplated budgets and schedules and other risks commonly associated with the design, construction and start-up of large complex industrial projects. We cannot provide assurance that we will be able to identify or develop new methanol projects.

We are relocating two methanol plants from our Chile site to Geismar, Louisiana. We believe that our estimates for project costs and targeted completion dates for our Geismar projects are reasonable. However, we have experienced cost pressures and we cannot provide any assurance that the cost estimates will not be exceeded or that the facilities will begin commercial production within the targeted schedules, if at all, or that the facilities will operate at their designed capacity or on a sustained basis. Any changes to the targeted timing of completion or estimated cost to complete these projects could have an adverse impact on our results of operations and financial condition.

Government regulations relating to the protection of the environment could increase our costs of doing business.

The countries in which we operate all have laws and regulations to which we are subject governing the environment and the management of natural resources as well as the handling, storage, transportation, and disposal of hazardous or waste materials. We are also subject to laws and regulations governing emissions and the import, export, use, discharge, storage, disposal and transportation of toxic substances. The products we use and produce are subject to regulation under various health, safety and environmental laws. Non-compliance with these laws and regulations may give rise to compliance orders, fines, injunctions, civil liability and criminal sanctions.

Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose absolute liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may also expose us to liability for the conduct of, or conditions caused by, others, or for our own acts even if we complied with applicable laws or for the conduct of, or conditions caused by, others at the time such acts were performed. To date, environmental laws and regulations have not had a significant adverse effect on our capital expenditures, earnings or competitive position. However, operating petrochemical manufacturing plants and distributing methanol exposes us to risks in connection with compliance with such laws and we cannot provide assurance that we will not incur significant costs or liabilities in the future.

Carbon dioxide (“CO2”) is a by-product of the methanol production process. The amount of CO2 generated by the methanol production process depends on the production technology (and hence often the plant age) and the feedstock. Plant efficiency, and thus CO2 emissions, is highly dependent on the design of the methanol plant, so the CO2 emission figure may vary from year to year depending on the asset mix that is operating. We also recognize that CO2 is generated from our marine operations, and in that regard we measure the consumption of fuel by our ocean vessels based on the volume of product transported.

We manufacture methanol in New Zealand, Trinidad, Egypt, Canada and Chile. All of these countries signed and ratified the Kyoto Protocol; however, Canada has since removed itself from that Agreement. We are not currently required to reduce GHGs in Trinidad, Egypt and Chile but our production in New Zealand and Canada is subject to GHG regulations.

New Zealand passed legislation to establish an Emissions Trading Scheme (“ETS”) that came into force in 2010. The ETS imposes a carbon price on producers of fossil fuels, including natural gas, which is passed on to Methanex, increasing the cost of gas that Methanex purchases in New Zealand. However, as a trade-exposed company, Methanex is entitled to a free allocation of emissions units to partially offset those increased costs. The New Zealand government confirmed that the legislation will continue providing further moderation and the free emission allocation provisions will remain unchanged until at least 2015. Consequently, our ETS-related costs are not expected to be significant to the end of 2015. However, after this date, the moderating features are expected to be removed and our eligibility for free allocation of emissions units may also be progressively reduced. As a consequence, we will likely incur increasing costs after 2015. It is impossible to accurately quantify the impact on our business of ETS-related costs after 2015 and therefore we cannot provide assurance that the ETS will not have a significant impact on our results of operations and financial condition.

Our Medicine Hat facility is located in the Canadian province of Alberta, which has an established GHG reduction regulation that applies to our plant. The regulation requires that facilities reduce emissions intensities by up to 12% of their established emissions intensity baseline. “Emissions intensity” means the quantity of specified greenhouse gases released per unit of production. In order to meet the reduction obligation, a facility can choose to make emissions reduction improvements or it can purchase offset credits or “technology fund” credits for CDN$15 per tonne of CO2 equivalent. Financial obligations began in 2014, and based on the GHG baseline intensity and 2013 emissions, we do not believe that the costs are material.

The federal government of Canada is in the process of developing a sector-by-sector approach to reduce GHG emissions in the chemical sector in support of its target to reduce GHG emissions to 17% below 2005 levels by 2020. Final regulations are expected to be published by the fall of 2015. As the sole methanol producer in Canada, Methanex is engaged in a consultative process intended to ensure that achievable performance standards are set and that equivalency agreements are adopted which prevent methanol producers from paying for GHG emissions under both provincial and federal regimes.

We are currently in the process of relocating two of our idle methanol plants in Chile to Geismar, Louisiana. The first of the reassembled plants in Geismar is targeted to be producing methanol in early 2015 and the second in early 2016. Today, there is no GHG legislation that impacts us in the United States. We continue to monitor the development of potential GHG legislation in the United States or Louisiana to ensure compliance with any potential future requirements once the plants becomes operational. At this time, it is unknown what impact potential new GHG legislation or regulations could have on our operations in Geismar.

We cannot provide assurance over ongoing compliance with existing legislation or that future laws and regulations to which we are subject governing the environment and the management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials will not have an adverse effect on our results of operations and financial condition.

Perceived or untrue occurrences could affect our reputation and financial condition.

Damage to our reputation could result from the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to our handling of environmental, health or safety matters), whether true or not. Although we believe that we conduct our operations in a prudent manner and that we take care in protecting our reputation, we do not ultimately have direct control over how we are perceived by others. Reputation loss may result in decreased investor confidence, an impediment to our overall ability to advance our projects or increased challenges in maintaining our social license to operate, which could have an adverse impact on our results of operations and financial condition.

There can be no assurance as to the liquidity of the trading market for the Offered Debt Securities or that a trading market for the Offered Debt Securities will develop.

There is no public market for the Offered Debt Securities and, unless otherwise specified in the applicable prospectus supplement, we do not intend to apply for listing of the Offered Debt Securities on any securities exchanges. There can be no assurance as to the liquidity of the trading market for the Offered Debt Securities or that a trading market for the Offered Debt Securities will develop. If an active market for any Offered Debt Securities issued under this Prospectus does not develop, it could have an adverse effect on the market price of the Offered Debt Securities or your ability to sell the Offered Debt Securities.

Credit ratings may not reflect all risks of an investment in the Offered Debt Securities and may change.

Credit ratings may not reflect all risks associated with an investment in the Offered Debt Securities. Any credit ratings applied to the Offered Debt Securities are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in such credit ratings will generally affect the market value of the Offered Debt Securities. In addition, such credit ratings may not reflect the potential impact of the risks related to our business discussed or incorporated by reference in this Prospectus or in any prospectus supplement. There is no assurance that any credit rating assigned to the Offered Debt Securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Changes in interest rates may cause the value of the Offered Debt Securities to decline.

Prevailing interest rates will affect the market price or value of the Offered Debt Securities. The market price or value of the Offered Debt Securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

The Offered Debt Securities will be effectively subordinated to certain indebtedness of our subsidiaries.

Unless otherwise provided with respect to a series of Offered Debt Securities, the Offered Debt Securities will be our unsubordinated and unsecured obligation and will rank equally with all of our other unsecured, unsubordinated obligations. We conduct a substantial portion of our business through our subsidiaries. Therefore, unless otherwise provided with respect to a series of Offered Debt Securities and unless guaranteed under the terms of the indenture governing the Offered Debt Securities, our obligations under the Offered Debt Securities will be structurally subordinate to all existing and future indebtedness and liabilities, including trade payables, of our subsidiaries.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds from any sale of Offered Debt Securities for any one or more of debt repayment, working capital or other general corporate purposes. Pending such use of any proceeds, we may invest funds in short-term marketable securities.

EARNINGS COVERAGE

The following earnings coverage ratios have been prepared in accordance with Canadian securities law requirements and included in this Prospectus in accordance with Canadian disclosure requirements. They have been calculated on a consolidated basis using financial information prepared in accordance with IFRS for the year ended December 31. 2013, and the twelve month period ended September 30, 2014, and give effect to all of our long-term financial liabilities, and the repayment, redemption or other retirement thereof since the respective dates indicated below. The ratios do not give pro forma effect to any offering of Offered Debt Securities offered by a prospectus supplement and this Prospectus or to any change in indebtedness subsequent to the dates indicated below. For purposes of these calculations, reported net earnings attributable to Methanex shareholders have been increased by interest expense and income taxes.

Period	Earnings Coverage Ratio(1)	Net earnings before interest expense and income taxes (2)
Year ended December 31, 2013	697%	$451,255

12-month period ended September 30, 2014	1,025%	$638,315

(1)	The earnings coverage ratio is equal to net earnings attributable to Methanex shareholders, adjusted as described above, divided by interest expense. These ratios do not purport to be indicative of earnings coverage ratios for any future period

(2)	In thousands.

DESCRIPTION OF SHARE CAPITAL

Methanex is authorized to issue an unlimited number of common shares without nominal or par value and 25,000,000 preferred shares without nominal or par value. As at September 30, 2014, there were 93,901,644 common shares outstanding and no preferred shares outstanding.

Holders of common shares are entitled to receive notice of and attend all annual and special meetings and to one vote in respect of each common share held; receive dividends if, as and when declared by our Board of Directors; and participate in any distribution of assets of Methanex in the event of liquidation, dissolution or winding up.

Preferred shares may be issued in one or more series and our Board of Directors may fix the designation, rights, restrictions, conditions and limitations attached to the shares of each series. Currently, there are no preferred shares outstanding.

Our bylaws provide that at any meeting of our shareholders, a quorum shall be two persons present in person, or represented by proxy, holding shares representing not less than 25% of the votes entitled to be cast at the meeting. The NASDAQ

Global Market’s (“NASDAQ”) listing standards require a quorum for shareholder meetings to be not less than 33 1/3% of a company’s outstanding voting shares. As a foreign private issuer and because our quorum requirements are consistent with practices in Canada, our home country, under NASDAQ rules we are not subject to NASDAQ’s quorum requirement.

DESCRIPTION OF DEBT SECURITIES

In this section, the words “Company”, “we”, “us”, “our” and “Methanex” refer only to Methanex Corporation and not to any of its subsidiaries or joint ventures. The following description sets forth certain general terms and provisions of the Offered Debt Securities. The particular terms and provisions of the series of Offered Debt Securities offered by a prospectus supplement and this Prospectus, and the extent to which the general terms and provisions described below may apply thereto, will be described in such prospectus supplement.

Unless otherwise specified in the applicable prospectus supplement, the Offered Debt Securities will be issued under the trust indenture, dated as of July 20, 1995, which was entered into between Methanex and The Bank of New York Mellon (formerly United States Trust Company of New York), as trustee (the “Trustee”), as currently supplemented (the trust indenture as supplemented and as will be supplemented is referred to herein as the “Indenture”). The Indenture is by its terms subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of Indenture has been filed with the SEC as an exhibit to the registration statement of which this Prospectus forms a part. The summaries of the Indenture and the Offered Debt Securities are brief summaries of certain provisions of the Indenture and do not purport to be complete. For a more complete description, including the definition of any terms used but not defined under this section, prospective investors should refer to the Indenture. Whenever we refer to particular provisions of the Indenture, those provisions are qualified in their entirety by reference to the Indenture.

General

The Indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes, bonds or other evidences of indebtedness) which may be issued thereunder. It will provide that debt securities may be issued from time to time in one or more series and may be denominated and payable in foreign currencies. The debt securities offered pursuant to this Prospectus will be limited to an aggregate principal amount (or the equivalent in other currencies) of $750,000,000.

The terms of the debt securities we may offer may differ from the general information provided below. In particular, certain covenants described below may not apply to certain debt securities we may offer under the Indenture. We may issue debt securities with terms different from those of debt securities previously issued under the Indenture.

The applicable prospectus supplement will contain a description of the following terms relating to the debt securities being offered:

•	the title of the Offered Debt Securities;

•	any limit on the aggregate principal amount of the Offered Debt Securities;

•	the extent and manner, if any, to which payment on or in respect of the Offered Debt Securities will be senior or will be subordinate to the prior payment of our other liabilities and obligations;

•	the extent to which the Offered Debt Securities will be issued at a premium or a discount to the principal amount;

•	the date or dates on which the Offered Debt Securities will mature and the portion (if less than all of the principal amount) of the Offered Debt Securities to be payable upon declaration of acceleration of maturity;

•	the rate or rates per annum (which may be fixed or variable) at which the Offered Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue (or the method by which such date or dates will be determined) and the dates on which any such interest will be payable and the regular record dates for any interest payable on the Offered Debt Securities;

•	any mandatory or optional redemption or sinking fund or analogous provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities may be redeemed or purchased at the option of Methanex or otherwise;

•	whether the Offered Debt Securities will be issuable in whole or in part in the form of one or more registered global securities (“Registered Global Securities”) and, if so, the identity of the depositary for such Registered Global Securities;

•	the denominations in which debt securities will be issuable, if other than denominations of $1,000 and any integral multiple of $1,000 in excess thereof;

•	each place where the principal of and any premium and interest on the Offered Debt Securities will be payable and each place where the Offered Debt Securities may be presented for registration of transfer or exchange;

•	if other than U.S. dollars, the foreign currency or the units based on or relating to foreign currencies in which the Offered Debt Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Offered Debt Securities will or may be payable;

•	the terms and conditions, if any, on which the Offered Debt Securities may be convertible into or exchangeable for any other of our securities or securities of other entities;

•	whether the payment of the Offered Debt Securities will be guaranteed by any other person, and the terms of any such guarantees;

•	whether the Offered Debt Securities will have the benefit of any security interest created pursuant to the terms of the Indenture or otherwise; and

•	any other terms of the Offered Debt Securities, including covenants and events of default which apply solely to the Offered Debt Securities, or any covenants or events of default generally applicable to the debt securities, which are not to apply to the Offered Debt Securities.

Our debt securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the prospectus supplement relating thereto.

The Offered Debt Securities will not include debt securities in respect of which an index, formula or other method may be used to determine payments of principal and/or interest, or securities convertible or exchangeable into such debt securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests.

Ranking and Other Indebtedness

Except as indicated herein or in the applicable prospectus supplement, the debt securities will be unsecured obligations of the Company and will rank equally with all of our other unsecured and unsubordinated Indebtedness (as defined below) from time to time outstanding. The debt securities will be effectively subordinated to all Indebtedness and other liabilities of our subsidiaries (other than any applicable guarantor, for so long as its guarantee remains in effect) and subordinated to all secured Indebtedness and other secured liabilities of the Company, any applicable guarantor and our subsidiaries to the extent of the assets securing such Indebtedness and other liabilities.

Certain Covenants

Set forth below are certain covenants contained in the Indenture:

Change of Control

Upon the occurrence of a Change of Control Triggering Event, we will be required to make an offer (a “Change of Control Offer”) to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of each Holder’s Offered Debt Securities. In the Change of Control Offer, we will offer to purchase Offered Debt Securities for a purchase price in cash equal to 101% of the aggregate principal amount of the Offered Debt Securities repurchased plus accrued and unpaid interest, if any, on the Offered Debt Securities repurchased, to the date of purchase; provided, however, that interest payable on or prior to the date of purchase will be payable to the Holders of the Offered Debt Securities repurchased registered as such on the regular record date for such interest.

Within 30 days following the date upon which a Change of Control Triggering Event occurred, or at our option, prior to any Change of Control but after the public announcement of the pending Change of Control, we will be required to mail, by first class mail, a notice to each Holder of Offered Debt Securities describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase Offered Debt Securities on the Change of Control Payment Date specified in the notice, which date shall be between 30 and 60 days of the mailing of the notice, other than as may be required by law, pursuant to the procedures required by the Indenture and described in such notice. The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date.

We will comply with the requirements of Section 14(e) of and Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Offered Debt Securities as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

Holders of Offered Debt Securities electing to have Offered Debt Securities purchased pursuant to a Change of Control Offer will be required to surrender their Offered Debt Securities with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Offered Debt Securities completed to the paying agent at the address specified in the notice, or transfer their Offered Debt Securities to the paying agent by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the Change of Control Payment Date.

On the Change of Control Payment Date, we will be required to, to the extent lawful, (1) accept for payment all Offered Debt Securities or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the paying agent an amount equal to the purchase price in respect of all Offered Debt Securities or portions thereof so tendered, and (3) deliver or cause to be delivered to the Trustee the Offered Debt Securities so accepted, together with an Officers’ Certificate stating the aggregate principal amount of Offered Debt Securities or portions thereof being purchased by us. The paying agent will be required to promptly mail to each Holder who properly tendered Offered Debt Securities, the purchase price for such Offered Debt Securities and the Trustee will be required to promptly authenticate and mail (or cause to be transferred by book-entry) to each such Holder a new Note equal in principal amount to any unpurchased portion of the Offered Debt Securities surrendered, if any; provided that each new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

The provisions described above that require us to make a Change of Control Offer following a Change of Control Triggering Event will be applicable whether or not any other provisions of the Indenture are applicable. Holders will not be entitled to require us to purchase their Offered Debt Securities in the event of a takeover, recapitalization, leveraged buyout or similar transaction that is not a Change of Control. We may nonetheless incur significant additional indebtedness in connection with such a transaction.

We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such offer in the manner, at the times and otherwise in compliance with, the requirements set forth in the Indenture applicable to a Change of Control Offer made by us, and purchases all Offered Debt Securities properly tendered and not withdrawn under its offer.

Holders may not be able to require us to purchase their Offered Debt Securities in certain circumstances involving a significant change in the composition of our board of directors, including a proxy contest where our board of directors does not endorse the dissident slate of directors but approves them as Continuing Directors. In this regard, a decision of the Delaware Chancery Court (not involving us or our securities) considered a change of control redemption provision of an indenture governing publicly traded debt securities that is substantially similar to the change of control event described in clause (4) of the definition of “Change of Control.” In its decision, the court noted that a board of directors may “approve” a dissident shareholder’s nominees solely for purposes of such an indenture, provided the board of directors determines in good faith that the election of the dissident nominees would not be materially adverse to the interests of the corporation or its stockholders (without taking into consideration the interests of the holders of debt securities in making this determination).

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of us and our Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Offered Debt Securities to require us to repurchase the Offered Debt Securities as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of us and our Subsidiaries taken as a whole to another Person or group may be uncertain.

There can be no assurance that we will have sufficient funds available at the time of any Change of Control Triggering Event, and consummate a Change of Control Offer for all Offered Debt Securities then outstanding, at a purchase price for 101% of their principal amount, plus accrued and unpaid interest to the Change of Control Payment Date. The terms of our other outstanding indebtedness also provide for repurchase rights upon a change in control under different terms. As a result, holders of our other indebtedness may have the ability to require us to repurchase their debt securities before the holders of the Offered Debt Securities offered hereby would have such repurchase rights. In addition, a Change of Control (as described herein) and certain other change of control events would constitute an event of default under our credit facility. As a result, we may not be able to make any of the required payments on, or repurchases of, the Offered Debt Securities without obtaining the consent of the lenders under our credit facility with respect to such payment or repurchase.

Limitation on Liens

We shall not, and shall not permit any Restricted Subsidiary to, Incur or to permit to exist any Lien of any nature whatsoever (other than Permitted Liens) on any of our or its property or assets now owned or hereafter acquired by us or it (including any Capital Stock or evidence of Indebtedness and including any of our Capital Stock or Indebtedness held by us or any Subsidiary) securing any Indebtedness, without contemporaneously therewith effectively securing the Offered Debt Securities equally and ratably with (or prior to) such Indebtedness for so long as such Indebtedness is so secured, unless, after giving effect to such Lien, the aggregate amount of all Indebtedness secured by such Liens (other than Permitted Liens) on our property or assets or that of our Restricted Subsidiaries, plus all of our Attributable Indebtedness and that of our Restricted Subsidiaries with respect to Sale/Leaseback Transactions permitted as described below under “– Limitation on Sale/Leaseback Transactions”, does not exceed 10% of our Consolidated Net Worth.

Limitation on Sale/Leaseback Transactions

We shall not, and shall not permit any Restricted Subsidiary to, enter into a Sale/Leaseback Transaction, unless, after giving effect thereto, the aggregate amount of all Attributable Indebtedness with respect to all such Sale/Leaseback Transactions, plus all Indebtedness secured by Liens to which the covenant described above under “– Limitations on Liens” is applicable, does not exceed 10% of Consolidated Net Worth. However, the provisions described in this “– Limitation on Sale/Leaseback Transactions” shall not apply to, and there shall be excluded from Attributable Indebtedness in any computation described in this covenant and in the covenant described above under “– Limitation on Liens”, Attributable Indebtedness with respect to a Sale/Leaseback Transaction if: (1) the lease in such Sale/Leaseback Transaction is for a period, including renewal rights, of three years or less; (2) we or a Restricted Subsidiary, within one year (or, in the event the net proceeds of the sale of the property leased pursuant to such Sale/Leaseback Transaction exceeds $75 million, within two years) after such Sale/Leaseback Transaction, apply an amount not less than the greater of the net proceeds of the sale of the property leased pursuant to such Sale/Leaseback Transaction or the fair market value of such property (as determined in good faith by the Board of Directors) to either the retirement of our or a Restricted Subsidiary’s Funded Indebtedness or the purchase by us or a Restricted Subsidiary of other property having a fair market value (as determined in good faith by the Board of Directors) at least equal to the fair market value of the property so leased in such Sale/Leaseback Transaction; or (3) such Sale/ Leaseback Transaction is entered into between us and a Restricted Subsidiary or between Restricted Subsidiaries.

Additional Guarantees; Limitation on Subsidiary Indebtedness

We shall not permit any Restricted Subsidiary to Incur any Indebtedness unless, at the time of such Incurrence such Restricted Subsidiary has Guaranteed all our obligations with respect to the Offered Debt Securities pursuant to the terms of the Indenture, such Guarantee to be in the form provided for in the Indenture. The foregoing shall not apply to: (1) any Indebtedness Incurred by a Restricted Subsidiary to finance its working capital requirements; provided, however, that the aggregate amount of such Indebtedness Incurred by all Restricted Subsidiaries who have not Guaranteed all the obligations of the Company with respect to the Offered Debt Securities pursuant to the terms of the Indenture and outstanding at any time shall not exceed $50 million; (2) any Indebtedness secured by (a) Permitted Liens or (b) Liens to which the exception in the covenant described above under “- Limitation on Liens” is applicable; provided, however, that the aggregate amount of all such Indebtedness and all our Indebtedness secured by such Liens (other than Permitted Liens), plus all of our and our Restricted Subsidiaries’ Attributable Indebtedness with respect to Sale/Leaseback Transactions permitted as described above under “- Limitation on Sale/Leaseback Transactions”, does not exceed 10% of Consolidated Net Worth; (3) any Attributable Indebtedness (a) with respect to a Sale/Leaseback Transaction which is permitted under the covenant described above under “- Limitation on Sale/Leaseback Transactions” or (b) to which the provisions described above under “- Limitation on Sale/Leaseback Transactions” are not applicable; and (4) any Indebtedness owed to and held by us or another Restricted Subsidiary, a shareholder of a Restricted Subsidiary or any affiliate of a shareholder of a Restricted Subsidiary; provided, however, that any subsequent transfer of any such Indebtedness or any subsequent transfer of any Capital Stock of such Restricted Subsidiary, or any other event, that results in such Restricted Subsidiary ceasing to be a Restricted Subsidiary shall be deemed to constitute the Incurrence of such Indebtedness at such time. Except if we have exercised either of the defeasance options described under “- Defeasance” below, no Guarantor shall be released from its Guarantee provided pursuant to this covenant or clause (1) in the second paragraph of “- Successor Company and Guarantors” below unless (1) such Guarantor ceases to be a Restricted Subsidiary or (2) such Guarantor has been discharged from all its obligations with respect to all Indebtedness Incurred by such Guarantor (other than such Guarantee and Indebtedness described in clause (4) in the immediately preceding sentence) and such Guarantor has not had any Indebtedness (other than such Guarantee and Indebtedness described in clause (4) in the immediately preceding sentence) outstanding for a period of 91 days.

Limitations on Affiliate Transactions and Unrestricted Subsidiaries

We shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction (including, the purchase, sale, lease or exchange of any property or the rendering of any service) with any Unrestricted Subsidiary (an “Unrestricted Subsidiary Transaction”) on terms (1) that are less favorable in sum to us or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm’s-length dealings with a person other than an Unrestricted Subsidiary or (2) that, in the event such Unrestricted Subsidiary Transaction involves an aggregate amount in excess of $25 million, are not in writing and have not been approved by a majority of the members of the Board of Directors. The foregoing shall not prohibit any Investment by us or any Restricted Subsidiary in any Unrestricted Subsidiary.

We shall not permit any Unrestricted Subsidiary to Incur any Indebtedness other than Non-Recourse Indebtedness; provided, however, that in the event any such Indebtedness ceases for any reason to constitute Non-Recourse Indebtedness, such Subsidiary shall be deemed to have Incurred such Indebtedness at such time.

We shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, transfer to any Unrestricted Subsidiary any property or assets owned by us or any Restricted Subsidiary on the date of the Indenture (1) on terms that are less favorable in sum to us or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transfer in arm’s-length dealings with a person other than an Unrestricted Subsidiary or (2) unless the aggregate price for such property or assets under such transfer, plus the aggregate prices for any other such property or assets under any other such transfers completed during the twelve month period immediately preceding such transfer, does not exceed $25 million.

Additional Amounts for Canadian Withholding Taxes

All payments made by us under or with respect to the Offered Debt Securities must be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Offered Debt Securities, we will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder of the Offered Debt Securities (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder of the Offered Debt Securities would have received if such Taxes had not been withheld or deducted (a similar indemnity will also be provided to holders of the Offered Debt Securities that are exempt from withholding but are required to pay Taxes directly on amounts otherwise subject to withholding); provided, however, that no Additional Amounts will be payable with respect to a payment made to a holder of the Offered Debt Securities (an “Excluded Holder”) (1) with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment or (2) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of Offered Debt Securities or the receipt of payments thereunder. We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

We will furnish to holders of the Offered Debt Securities, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us. We will indemnify and hold harmless each holder of Offered Debt Securities (other than an Excluded Holder) and upon written request reimburse such holder of Offered Debt Securities for the amount of (1) any Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Offered Debt Securities, (2) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (3) any Taxes imposed with respect to any reimbursement under (1) or (2), but excluding any such Taxes on such holder’s net income.

At least 30 days prior to each date on which any payment under or with respect to the Offered Debt Securities is due and payable, if we are obligated to pay Additional Amounts with respect to such payment, we will deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable and the amount so payable and will set forth other information necessary to enable the Trustee to pay such Additional Amounts to holders of the Offered Debt Securities on the payment date. Whenever in the Indenture or in this Description of Debt Securities there is mentioned, in any context, the payment of principal, and premium (if any), redemption price, interest or any other amount payable under or with respect to any Offered Debt Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in the context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

The Offered Debt Securities may be redeemed, at our option, at any time in whole but not in part, on not less than 30 nor more than 60 days’ notice, at 100% of the aggregate principal amount thereof, plus accrued and unpaid interest (if any) to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in the event we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Offered Debt Securities, any Additional Amounts as a result of a change in or an amendment to the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change or amendment to any official position regarding the application or interpretation of such laws or regulations, which change or amendment is announced or becomes effective on or after the date of this prospectus.

Provision of Financial Information

We will provide to the Trustee, within 15 days after we file them with the SEC, copies, which may be in electronic format, of our annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee:

•	within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F, Form 40-F or Form 10-K as applicable (or any successor form); and

•	within 60 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form) which, regardless of applicable requirements will, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange.

Notwithstanding the foregoing, we are not required to deliver to the Trustee any information which is posted on SEDAR, EDGAR or our website.

Successor Company and Guarantors

We may not amalgamate or consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all our assets to, any person, unless: (1) the resulting, surviving or transferee person (if not us) is organized and existing under the federal laws of Canada or the laws of any province thereof or the laws of the United States of America, any State thereof or the District of Columbia and such person expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of our obligations under the Indenture and the Offered Debt Securities; (2) immediately after giving effect to such transaction, no Default shall have occurred and be continuing; and (3) we deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel (who may rely on such Officers’ Certificate as to matters of fact), each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such supplemental indenture (if any) comply with the Indenture. The resulting, surviving or transferee person will be the successor company under the Indenture and the Offered Debt Securities.

We will not permit any Restricted Subsidiary that is a Guarantor to amalgamate or consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all its assets to, any person unless: (1) the resulting, surviving or transferee person (if not such Guarantor) is organized and existing under the laws of the jurisdiction under which such Guarantor or its parent corporation was organized or under the federal laws of Canada or the laws of any province thereof or the laws of the United States of America, or any State thereof or the District of Columbia and such person expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of such Guarantor under its Guarantee unless such resulting, surviving or transferee person has been released from such Guarantee in accordance with the terms of the Indenture; (2) immediately after giving effect to such transaction, no Default shall have occurred and be continuing; and (3) we deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel (who may rely on such Officers’ Certificate as to matters of fact), each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such supplemental indenture (if any) comply with the Indenture.

Events of Default

An Event of Default with respect to the Offered Debt Securities is defined in the Indenture as (1) a default by us in the payment of interest on the Offered Debt Securities (including any Additional Amount) when due and payable, continued for 30 days, (2) a default by us in the payment of principal with respect to the Offered Debt Securities when due and payable at Stated Maturity, upon redemption, upon declaration or otherwise, (3) the failure by us or a Guarantor to comply with the obligations described under “– Certain Covenants – Change of Control” or “– Successor Company and Guarantors” above, (4) the failure by us or any Restricted Subsidiary for 60 days after notice to comply with any of the obligations described under “– Certain Covenants” above other than “– Certain Covenants – Change of Control”, (5) the failure by us or any Restricted Subsidiary for 60 days after notice to comply with the agreements contained in the Indenture or the Offered Debt Securities (other than a failure described in (1), (2), (3) or (4) above or a failure to comply with any of our or its obligations under the covenants or agreements that are specifically for the benefit of one or more series of debt securities issued pursuant to the Indenture other than the Offered Debt Securities), (6) Indebtedness of us or any Restricted Subsidiary is not paid within any applicable grace period and is accelerated by the holders thereof, or is accelerated by the holders thereof because of a default, and the total amount of such Indebtedness unpaid, or due and payable, and accelerated exceeds $50 million (the “cross acceleration provision”), (7) certain specified events of bankruptcy, insolvency or reorganization of us or a Significant Subsidiary (the “bankruptcy default provision”) or (8) any Guarantee of the Offered Debt Securities by any Guarantor at any time ceases to be in full force and effect for any reason (other than as a result of a release of such Guarantee in accordance with the terms of the Indenture) (the “guarantee default provision”). A default under clause (4) or (5) will not constitute an Event of Default until the Trustee or the holders of at least 25% in principal amount of the outstanding Offered Debt Securities notify us of the default and we do not cure such default within the time specified after receipt of such notice.

If an Event of Default (other than a bankruptcy default with respect to us) occurs and is continuing with respect to the Offered Debt Securities, the Trustee by notice to us, or the holders of at least 25% in principal amount of the Offered Debt Securities then outstanding by notice to us and the Trustee, may declare the principal of and accrued but unpaid interest on all the Offered Debt Securities to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If a bankruptcy default with respect to us occurs, the principal of and interest on all the debt securities issued pursuant to the Indenture, including the Offered Debt Securities, will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of debt securities issued pursuant to the Indenture. Under certain circumstances, the holders of a majority in principal amount of the Offered Debt Securities may rescind any such acceleration with respect to the Offered Debt Securities and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Offered Debt Securities then outstanding unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of Offered Debt Securities may pursue any remedy with respect to the Indenture or the Offered Debt Securities unless (1) such holder has previously given the Trustee notice that an Event of Default is continuing, (2) holders of at least 25% in principal amount of the outstanding Offered Debt Securities have requested the Trustee to pursue the remedy, (3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity, and (5) the holders of a majority in principal amount of the Offered Debt Securities have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Offered Debt Securities may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee with respect to the Offered Debt Securities or of exercising any trust or power conferred on the Trustee with respect to the Offered Debt Securities. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of the outstanding Debt Securities or that would involve the Trustee in personal liability.

Under the Indenture, if a Default occurs with respect to the Offered Debt Securities and is continuing and is known to the Trustee, the Trustee must mail to each holder of the Offered Debt Securities notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium (if any) or interest on the Offered Debt Securities, the Trustee may withhold notice if and so long as a committee of its trust officers determines in good faith that withholding notice is in the interest of the holders of Offered Debt Securities. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are also required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take with respect thereto.

Amendments and Waivers

Subject to certain exceptions, including those set out below, the Indenture may be amended with respect to the Debt Securities (including the Offered Debt Securities) with the consent of the holders of not less than a majority in principal amount of the outstanding Debt Securities and any past default or compliance with any provisions may be waived with such a consent of the holders of a majority in principal amount of the outstanding Debt Securities unless the amendment or waiver of past default or compliance is in respect of a provision which relates only to the Offered Debt Securities in which case such amendment or waiver may be effected with the consent of the holders of not less than a majority in principal amount of the Offered Debt Securities. However, without the consent of each holder of outstanding Offered Debt Securities, no amendment may, among other things, (1) reduce the amount of the Offered Debt Securities whose holders must consent to an amendment, (2) reduce the rate of or extend the time for payment of interest on any Offered Debt Securities, (3) reduce the principal of or extend the Stated Maturity of any Offered Debt Securities, (4) reduce the premium payable upon the redemption of any Offered Debt Securities or change the time at which any Offered Debt Securities may or shall be redeemed, (5) make any Offered Debt Securities payable in currency other than that stated in the Offered Debt Securities, (6) make any change to the provisions of the Indenture described under “ – Additional Amounts for Canadian Withholding Taxes” above that adversely affects the rights of any holder of the Offered Debt Securities, (7) impair the rights of any holder of the Offered Debt Securities to receive payment of principal of and interest on such holder’s Offered Debt Securities (including any Additional Amount) on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Offered Debt Securities, (8) make any change in the Guarantee of the Offered Debt Securities by any Guarantor that would adversely affect any holder of the Offered Debt Securities or (9) make any change in the amendment provisions which require each holder’s consent or in the provisions which limit suits by holders.

Without the consent of any holder of the Offered Debt Securities, we and the Trustee may amend the Indenture to cure any ambiguity, defect or inconsistency, to provide for the assumption by a successor corporation of our obligations or those of a Guarantor under the Indenture, to add Guarantees with respect to the Offered Debt Securities, to secure all or any of the Offered Debt Securities, to add to our covenants or to add Events of Default for the benefit of the holders of the Offered Debt Securities or to surrender any right or power conferred upon us, to make any change that does not adversely affect the rights of any holder of the Offered Debt Securities in any material respect, to establish the form or terms of the Offered Debt Securities, to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate the defeasance or discharge of the Offered Debt Securities that does not adversely affect the rights of any holders of the Offered Debt Securities in any material respect, to change or eliminate any provision of the Indenture that becomes effective only when there is not outstanding any debt security of any series issued under the Indenture which is entitled to the benefit of such provision or to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.

The consent of the holders of the Offered Debt Securities is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, we are required to mail to holders of the Offered Debt Securities a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Offered Debt Securities, or any defect therein, will not impair or affect the validity of the amendment.

Defeasance

We at any time may terminate all our and each Guarantor’s obligations under the Offered Debt Securities and our obligations and those of each such Guarantor under the Indenture with respect to the Offered Debt Securities (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Offered Debt Securities, to replace mutilated, destroyed, lost or stolen Offered Debt Securities and to maintain a registrar and paying agent in respect of the Offered Debt Securities. We at any time may terminate our and each Guarantor’s obligations with respect to the Offered Debt Securities under the covenants described above under “Certain Covenants”, the operation of the cross acceleration provision, the bankruptcy default provision with respect to Significant Subsidiaries, the guarantee default provision and the limitations contained in the second paragraph of “Successor Company and Guarantors” above (“covenant defeasance”).

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option with respect to the Offered Debt Securities, payment of the Offered Debt Securities may not be accelerated because of an Event of Default with respect thereto and each Guarantor will be released from its Guarantee with respect to the Offered Debt Securities. If we exercise our covenant defeasance option with respect to the Offered Debt Securities, payment of the Offered Debt Securities may not be accelerated because of an Event of Default specified in clause (3) (with respect to Guarantors only in respect of the obligations described under “– Successor Company and Guarantors”), (4), (5), (6), (7) (with respect to Significant Subsidiaries only), or (8) of the first paragraph under “Events of Default” above or because of our failure to comply with clause (2) in the first paragraph of “Successor Company and Guarantors” above and each Guarantor will be released from its Guarantee with respect to the Offered Debt Securities.

In order to exercise either defeasance option with respect to the Offered Debt Securities, we must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the full payment of principal, premium (if any) and interest on the Offered Debt Securities to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivering to the Trustee: (1) an Opinion of Counsel in the United States to the effect that holders of the Offered Debt Securities will not recognize income, gain or loss for United States Federal income tax purposes as a result of such deposit and defeasance and will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the United States Internal Revenue Service or other change since the date of the original Indenture in applicable United States Federal income tax law); (2) an Opinion of Counsel in Canada to the effect that (A) holders of the Offered Debt Securities will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax purposes as a result of such legal defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal and provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance, as applicable, had not occurred, and (B) payments out of the defeasance trust will be free and exempt from any and all withholding and other income taxes of whatever nature of Canada or any province thereof or political subdivision thereof or therein having the power to tax (other than any municipality or similar political subdivision), except in the case of a payment made to a holder of the Offered Debt Securities (a) with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of the making of such payment or (b) which is subject to such taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of the Offered Debt Securities or the receipt of payments thereunder; (3) a certificate from a nationally recognized firm of independent accountants opining that the payments of principal and interest when due and without investment on the U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay the principal, premium (if any) and interest when due on all the Offered Debt Securities to maturity or redemption, as the case may be; and (4) an opinion of counsel stating that the defeasance trust does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940, as amended. In addition, we can only exercise either type of defeasance if (1) during the 91 days that follow the establishment of the defeasance trust, no Default under the bankruptcy default provision occurs to us and is continuing at the end of the period, (2) no Default has occurred and is continuing on the date the defeasance trust is established after giving effect to the establishment of the defeasance trust, and (3) depositing funds into the defeasance trust does not constitute a default under any other of our binding agreements.

Book-Entry, Delivery and Form

The Offered Debt Securities of a particular series will be represented by one or more fully registered global securities without coupons (the “Global Debt Securities”) and will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee. Except as set forth below, the Global Debt Securities may be transferred in whole and not in part only to DTC or another nominee of DTC.

So long as DTC or its nominee is the registered owner thereof, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Offered Debt Securities represented by the Global Debt Securities for all purposes under the Indenture. Except as provided below, owners of beneficial interests in the Global Debt Securities will not be entitled to have the Offered Debt Securities represented by the Global Debt Securities registered in their names, will not receive or be entitled to receive physical delivery of the Offered Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

The following is based on information furnished by DTC:

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies, and DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC Rules applicable to its Participants are on file with the SEC.

Purchases of the Offered Debt Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for such Offered Debt Securities on DTC’s records. The ownership interest of each actual purchaser of Offered Debt Securities represented by a Global Debt Security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Debt Securities representing the Offered Debt Securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners of the Global Debt Securities representing the Offered Debt Securities will not receive the Offered Debt Securities in definitive form representing their ownership interests therein, except in the event that use of the book-entry system for the Offered Debt Securities is discontinued or upon the occurrence of certain other events described herein.

To facilitate subsequent transfers, all Global Debt Securities representing the Offered Debt Securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Global Debt Securities representing the Offered Debt Securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Offered Debt Securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Offered Debt Securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Principal, premium, if any, and interest payments on the Global Debt Securities representing the Offered Debt Securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding information from us or the Trustee, on the applicable payment date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our responsibility or that of the Trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants. Neither we nor the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the Offered Debt Securities by DTC or the Direct or Indirect Participants or for maintaining or reviewing any records of DTC or the Direct or Indirect Participants relating to ownership interests in the Offered Debt Securities or the disbursements of payments in respect thereof.

DTC may discontinue providing its services as depository with respect to the Offered Debt Securities at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Offered Debt Securities in definitive form are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, Offered Debt Securities in definitive form will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and DTC and any changes to such procedures that may be instituted unilaterally by DTC.

Enforceability of Judgments

Since a substantial portion of our assets and those of our Subsidiaries are outside the United States, any judgment obtained in the United States against us or any of our Subsidiaries, including judgments with respect to the payment of principal, interest, Additional Amounts or redemption price with respect to the Offered Debt Securities, may not be collectible within the United States.

We have been informed by our Canadian counsel, McCarthy Tétrault LLP, that the laws of the Province of British Columbia and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of British Columbia (a “British Columbia Court”) on any final and conclusive judgment in personam (i.e., against the person) of a Federal or state court in the State of New York (“New York Court”) against us that is subsisting and unsatisfied respecting the enforcement of the Offered Debt Securities or the Indenture, that is not impeachable as void or voidable under the laws of the State of New York and that is for a sum certain if (1) the New York Court that rendered such judgment had jurisdiction over the judgment debtor, as recognized by a British Columbia Court (and submission by us in the Offered Debt Securities or the Indenture to the jurisdiction of the New York Court will be deemed sufficient for this purpose); (2) proper service of process in respect of the proceeding in which such judgment was made in accordance with New York law; (3) such judgment was not obtained by fraud or in a manner contrary to natural justice, and the enforcement thereof would not be either inconsistent with public policy, as the term is applied by a British Columbia Court, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or contrary to any order made by the Competition Tribunal under the Competition Act (Canada); (4) the enforcement of such judgment in British Columbia does not constitute, directly or indirectly, the enforcement of any laws of the State of New York or of the United States of America which a British Columbia Court would characterize as revenue, expropriatory, penal or public laws; (5) in an action to enforce a default judgment, the judgment does not contain a manifest error on its face; (6) the action to enforce such judgment is commenced within the applicable limitation period after the date of such judgment; and (7) the judgment does not conflict with another final and conclusive judgment in the same cause of action; provided that a British Columbia Court may stay an action to enforce a foreign judgment if an appeal of the judgment is pending or the time for appeal has not expired; and provided further that under the Currency Act (Canada), a British Columbia Court may only give judgment in Canadian dollars.

Consent to Jurisdiction and Service

The Indenture provides that we irrevocably designated and appointed CT Corporation System (and any successor entity), as our agent for service of process in any suit or proceeding arising out of or relating to the Indenture or the Offered Debt Securities for actions brought in any federal or state court located in the Borough of Manhattan in the City of New York and will submit to such jurisdiction.

Governing Law

The Indenture and the Offered Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

Discharge of the Indenture

We may satisfy and discharge our obligations under the Indenture with respect to the Offered Debt Securities by delivering to the Trustee for cancellation all such outstanding debt securities or by depositing with the Trustee or the paying agent, after such debt securities have become due and payable, whether at stated maturity, on any redemption date or otherwise, cash sufficient to pay all of the outstanding debt securities and pay all other sums payable under the Indenture by us.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture, as they would be applicable to the Offered Debt Securities. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. Except as otherwise indicated, all accounting terms not otherwise defined in the Indenture will have the meanings assigned to them in accordance with IFRS (as defined below) and all accounting determinations and computations based on IFRS contained in the Indenture shall be determined and computed in conformity with IFRS.

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as of the date of determination, the lesser of (1) the fair market value of the property subject to such Sale/Leaseback Transaction (as determined in good faith by our Board of Directors) or (2) the present value (discounted at a rate per annum equal to the coupon on the Offered Debt Securities, compounded annually) of the total obligations of the lessee for rental payments (excluding amounts required to be paid on account of operating costs, maintenance and repairs, insurance, taxes, assessments, utility rates and similar charges) during the remaining term of such lease (including any period for which such lease has been extended).

“Board of Directors” means our Board of Directors or any committee thereof duly authorized to act on behalf of such Board of Directors, except that for purposes of the definitions of “Change of Control” and “Continuing Directors,” the term “Board of Directors” shall mean our Board of Directors and not any committee thereof.

“Capital Stock” of any person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such person, including any Preferred Stock, but excluding any debt securities convertible into or exchangeable for such equity.

“Change of Control” means the occurrence of any one of the following:

(1)            the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of amalgamation, merger or consolidation), in one or a series of related transactions, of all or substantially all of our properties or assets and those of our Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than us or one of our Restricted Subsidiaries;

(2)            the adoption of a plan relating to our liquidation or dissolution;

(3)            the consummation of any transaction (including, without limitation, any amalgamation, merger or consolidation) the result of which is that any “person” (as defined in clause (1) of this definition), becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our outstanding Voting Stock, measured by voting power rather than number of shares;

(4)            the first day on which a majority of the members of our Board of Directors are not Continuing Directors; or

(5)            we amalgamate or consolidate with, or merge with or into, any person, or any person amalgamates or consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where our Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving or transferee person, measured by voting power rather than number of shares, immediately after giving effect to such transaction.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Ratings Decline.

“Consolidated Net Worth” at any date of determination means the following amount, as shown on the most recent consolidated balance sheet of us and our Subsidiaries, determined on a consolidated basis in accordance with IFRS, as of the end of our most recent fiscal quarter ending at least 45 days prior to the date of determination: (1) the consolidated equity of our common stockholders plus (2) the respective amounts reported with respect to any class or series of our Preferred Stock (other than Exchangeable Stock and Redeemable Stock) but only to the extent of any cash received by us upon issuance of such Preferred Stock, excluding any gains or losses with respect to IRRM’s that have been recognized or reported under IFRS, but which do not reflect obligations of any person due and payable at that time.

“Continuing Directors” means, as of any date of determination, any member of our Board of Directors who:

(1)            was a member of such Board of Directors on the date of the issuance of the Offered Debt Securities; or

(2)            was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Debt Securities” means any debt security or debt securities of any series authenticated and delivered under the Indenture.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Fitch” means Fitch Inc., a subsidiary of Fimalac, S.A., or any successor to the rating agency business thereof.

“Guarantee” means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing any Indebtedness of any other person and any obligation, direct or indirect, contingent or otherwise, of such person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a correlative meaning.

“Guarantor” means any person that becomes a guarantor of the Offered Debt Securities pursuant to the terms of the Indenture, and its respective successors.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board in effect as of January 1, 2014.

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a person existing at the time such person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) or is designated as a Restricted Subsidiary or an Unrestricted Subsidiary shall be deemed to be Incurred by such Subsidiary at such time. The term “Incurrence” when used as a noun shall have a correlative meaning.

“Indebtedness” of any person means, without duplication, (1) the principal of, premium (if any) in respect of and interest on (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments related to or for money borrowed for the payment of which such person is responsible or liable; (2) all Capital Lease Obligations of such person and all Attributable Indebtedness in respect of Sale/Leaseback Transactions entered into by such person; (3) all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding in each case trade accounts payable or accrued liabilities arising in the ordinary course of business); (4) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (1) through (3) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such person of a demand for reimbursement following payment on the letter of credit); (5) all obligations of such person with respect to the redemption, repayment or other repurchase of, in the case of a Subsidiary, any Preferred Stock and, in the case of any other person, any Redeemable Stock (but excluding any accumulated dividends); (6) all obligations of the type referred to in clauses (1) through (5) of other persons for the payment of which such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including any Guarantees of such obligations; and (7) all obligations of the type referred to in clauses (1) through (6) of other persons secured by any Lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured. The amount of Indebtedness of any person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

“Investment Grade Rating” means a rating equal to or greater than BBB- by S&P, Baa3 by Moody’s and BBB- by Fitch or the equivalent thereof under any new ratings system if the ratings system of any such agency shall be modified after the issue date, or the equivalent rating of any other Rating Agency selected by us as provided in the definition of Rating Agencies.

“IRRM” means: (i) any interest rate or foreign exchange risk management agreement or product, including (A) interest rate or currency exchange swap agreements, (B) futures contracts, (C) forward exchange, purchase or sale agreements, and (D) any other agreements to fix or hedge interest rates or foreign exchange rates; and (ii) any agreement for the making or taking of delivery of any commodity (including, for certainty, natural gas, propane, water, electricity and electrical power), any commodity swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreements or arrangements, or any combination thereof, where the subject matter of the same is any commodity or the price, value or amount payable thereunder is dependent or based upon the price of any commodity or fluctuations in the price of any commodity, but shall not include any agreement for the physical purchase or sale of a commodity (including, for certainty, natural gas, propane, water, electricity and electrical power) entered into in the ordinary course of business unless (i) such agreement is entered into for hedging or speculative purposes, or (ii) such agreement is required to be accounted for on a mark to market (“fair value”) basis under IFRS.

“Lien” means any mortgage, pledge, security interest, conditional sale or other title retention agreement or other similar lien.

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, or any successor to the rating agency business thereof.

“Non-Recourse Indebtedness” means Indebtedness (1) as to which neither we nor any of our Restricted Subsidiaries (A) provide credit support (including any undertaking, agreement or instrument which would constitute Indebtedness) or (B) is directly or indirectly liable and (2) no default with respect to which (including any rights which the holders thereof may have to take enforcement action) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of ours or that of any of our Restricted Subsidiaries to declare a default on such other Indebtedness or cause a payment thereof to be accelerated or payable prior to its Stated Maturity.

“Permitted Liens” means, with respect to any person, (1) pledges or deposits by such person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such person is a party, or deposits to secure public or statutory obligations of such person or deposits of cash or government bonds to secure surety or appeal bonds to which such person is a party, or deposits as security for taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business; (2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, and maritime liens on cargo for freight not yet due, in each case for sums not yet due or being contested in good faith by appropriate proceedings, other Liens arising out of judgments or awards against such person with respect to which such person shall then be proceeding with an appeal or other proceedings for review, and any right of setoff, refund or charge-back available to any bank or other financial institution, (3) Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings; (4) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness; (5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, pipelines, railways, cables and conduits, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of such properties or materially impair their use in the operation of the business of such person; (6) Liens securing Indebtedness or other obligations in the ordinary course of business of a Restricted Subsidiary or us owing to and held by us or another Restricted Subsidiary; (7) Liens existing on the date of the Indenture; (8) Liens on property or shares of stock of a person at the time that such person becomes a Restricted Subsidiary; provided, however, that such Liens may not extend to any other property or assets owned by us or a Restricted Subsidiary; provided further, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, or to provide credit support in connection with, such person becoming a Restricted Subsidiary; (9) Liens on property or assets at the time we or a Restricted Subsidiary acquires such property or assets, including any acquisition by means of an amalgamation, merger or consolidation with or into us or a Restricted Subsidiary; provided, however, that such Liens may not extend to any other property or assets owned by us or a Restricted Subsidiary; provided further, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, or to provide credit support in connection with, such acquisition; (10) Liens on any property or assets securing any Indebtedness created or assumed as all or any part of the purchase price or cost of construction or improvement of real or tangible personal property or assets, whether or not secured, which Indebtedness was created prior to, at the time of or within 120 days after the later of the acquisition, completion of construction or commencement of full operation of such property or assets; (11) Liens on cash or marketable securities of us or any Restricted Subsidiary granted in the ordinary course of business in connection with (A) any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate insurance and other similar agreements or arrangements; (B) any interest rate swap agreements, forward rate agreements, interest rate cap or collar agreements or other similar financial agreements or arrangements; or (C) any agreements or arrangements entered into for the purpose of hedging product prices; and (12) Liens to secure any refinancing, extension, renewal or replacement (“refinancing”) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (7), (8), (9) and (10); provided, however, that (A) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (a) the outstanding principal amount of the Indebtedness being refinanced and (b) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing.

“person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock”, as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Rating Agencies” means (1) S&P, Moody’s and Fitch or (2) if S&P, Moody’s and Fitch or any two of them cease to rate the Offered Debt Securities or cease to make a rating of the Debt Securities publicly available, an entity registered as a “nationally recognized statistical rating organization” (registered as such pursuant to Rule 17g-1 of the Exchange Act) then making a rating of the Offered Debt Securities publicly available selected by us (as certified by an Officer’s Certificate) which shall be substituted for S&P, Moody’s or Fitch, as the case may be.

“Ratings Decline” means the occurrence of the following on any date during the Trigger Period: (1) in the event that the Offered Debt Securities have an Investment Grade Rating by all three Rating Agencies, the Offered Debt Securities cease to have an Investment Grade Rating by two of the three Rating Agencies, (2) in the event that the Offered Debt Securities have an Investment Grade Rating by only two Rating Agencies, the Offered Debt Securities cease to have an Investment Grade Rating by both such Rating Agencies, or (3) in the event that the Offered Debt Securities do not have an Investment Grade Rating or have an Investment Grade Rating by only one of the Rating Agencies, the rating of the Offered Debt Securities by two of the three Rating Agencies (or, if there are less than three Rating Agencies rating the Offered Debt Securities, the rating of each Rating Agency) decreases by one or more gradations (including gradations within ratings categories as well as between rating categories) or is withdrawn.

“Restricted Subsidiary” means each of our Subsidiaries other than our Unrestricted Subsidiaries.

“S&P” means Standard & Poor’s Ratings Group, a division of McGraw-Hill Financial, or any successor to the rating agency business hereof.

“Sale/Leaseback Transaction” means an arrangement with any person other than us or a Restricted Subsidiary providing for the leasing by us or any Restricted Subsidiary of any real or tangible personal property, which property has been or is to be sold or transferred by us or such Restricted Subsidiary to such person in contemplation of such leasing; provided, however, that any subsequent transfer of any such arrangement between us and a Restricted Subsidiary or between Restricted Subsidiaries, whereby we or a Restricted Subsidiary ceases to be the lessor under such arrangement, shall be deemed to constitute a Sale/Leaseback Transaction at such time.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of us within the meaning of Rule 1-02 under Regulation S-X promulgated by the United States Securities and Exchange Commission.

“Subsidiary” means, in respect of any person, any corporation, limited liability company, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (1) such person, (2) such person and one or more Subsidiaries of such person or (3) one or more Subsidiaries of such person.

“Trigger Period” means the period commencing 60 days prior to the first public announcement by us of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which period will be extended following consummation of a Change of Control for so long as any of the Rating Agencies then rating us or the Offered Debt Securities has publicly announced that it is considering a possible ratings change).

“Unrestricted Subsidiary” means, as it applies to the Offered Debt Securities, (1) any Subsidiary of ours that shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (2) each Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of ours (other than a Restricted Subsidiary which owns, legally or beneficially, all or a material portion of or interest in any of the facilities located at Puntas Arenas in Chile (including Chile I and Chile IV), Waitara and Motunui in New Zealand (including D I, D II, D III and D IV) and Point Lisas in Trinidad (and owned as of the date of the issuance of the Offered Debt Securities by Methanex Trinidad Unlimited)) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, ours or any other Subsidiary that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that, immediately after giving effect to such designation no Default shall have occurred and be continuing. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Voting Stock” of any person as of any date means the Capital Stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

PRICE RANGE AND TRADING VOLUMES

Our common shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “MX” and on the NASDAQ under the symbol “MEOH” The following table sets forth the reported high and low closing sale prices and the aggregate volume of trading of our common shares on the TSX during the 12 months preceding the date of this Prospectus.

Common Shares

Date	High(1)	Low(1)	Volume

2013
November	$68.04	$60.31	13,511,617
December	$64.88	$58.92	6,417,661
2014
January	$70.13	$60.51	7,345,148
February	$78.09	$64.61	6,424,823
March	$81.24	$67.21	6,007,205
April	$75.72	$66.00	6,474,538
May	$68.70	$61.72	6,682,799
June	$69.10	$62.03	6,058,626
July	$73.25	$65.33	7,140,895
August	$74.86	$66.94	4,391,222
September	$77.82	$72.56	4,856,369
October	$75.14	$59.27	8,538,155
November 1 - 6	$67.54	$62.58	1,310,350

(1)	Expressed in Canadian dollars

CERTAIN INCOME TAX CONSEQUENCES

The applicable prospectus supplement will describe to an investor who is a non-resident of Canada certain Canadian federal income tax consequences of acquiring, owning and disposing of any Offered Debt Securities offered thereunder. The applicable prospectus supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any Offered Debt Securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code).

PLAN OF DISTRIBUTION

We may sell Offered Debt Securities to or through underwriters or dealers, and also may sell such Offered Debt Securities to one or more other purchasers directly or through agents. In addition, we may issue the Offered Debt Securities pursuant to one or more exchange offers for our previously issued debt securities.

The applicable prospectus supplement will set forth the terms of the offering relating to the particular Offered Debt Securities, including, to the extent applicable, the name or names of any underwriters or agents, the proceeds to us from the sale of the Offered Debt Securities, the terms of any exchange offer, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

Pursuant to a requirement by the Financial Industry Regulatory Authority (“FINRA”), the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than eight percent of the gross proceeds received by us for the sale of any Offered Debt Securities.

The Offered Debt Securities may be sold or exchanged from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale or exchange, at prices related to such prevailing market prices or at negotiated prices.

In connection with the issuance of the Offered Debt Securities, underwriters may receive compensation from us or from purchasers of such Offered Debt Securities for whom they may act as agents in the form of concessions or commissions. The underwriters, dealers and agents with whom we enter into agreements may be customers of ours or engage in transactions with or perform services for us in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase or exchange the Offered Debt Securities directly from us pursuant to contracts providing for payment and delivery on a future date. Such contracts will be subject only to the conditions set forth in such prospectus supplement, which will also set forth the commission payable for solicitation of such contracts.

Underwriters, dealers and agents who participate in the distribution of the Offered Debt Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act (British Columbia), or to contributions with respect to payments which such underwriters, dealers, or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

In connection with any offering of Offered Debt Securities, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Offered Debt Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Offered Debt Securities will not be distributed, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. This offering is being made in the United States pursuant to the multijurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. This prospectus was filed with the BCSC, and forms part of a registration statement on Form F-10 filed with the SEC, to register the Offered Debt Securities under the U.S. Securities Act of 1933, as amended, and to qualify under the securities laws of the Province of British Columbia the distribution of the Offered Debt Securities being offered and sold in the United States and elsewhere outside of Canada. This prospectus does not qualify the distribution of any Offered Debt Securities which may be offered and sold in any province or territory of Canada, including the Province of British Columbia. The Offered Debt Securities may only be offered or sold, directly or indirectly, in Canada, or to or for the benefit of any resident of Canada, pursuant to exemptions from the prospectus requirements of Canadian securities laws, and only by securities dealers registered in the applicable province or territory. Subject to applicable law, the Offered Debt Securities may also be offered outside of the United States and Canada.

Each series of Offered Debt Securities will be a new issue of debt securities with no established trading market. Unless otherwise specified in the applicable prospectus supplement relating to a series of Offered Debt Securities, the Offered Debt Securities will not be listed on any securities exchange or automated quotation system and you may not be able to resell any such Offered Debt Securities purchased. Certain broker-dealers may make a market in the Offered Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Offered Debt Securities of any series or as to the liquidity of the trading market for the Offered Debt Securities of any series. If an active trading market for the Offered Debt Securities of any series does not develop, the market price and liquidity of the series of Offered Debt Securities may be adversely affected.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, certain matters of Canadian law will be passed upon on our behalf by McCarthy Tétrault LLP, Vancouver, Canada and certain matters of U.S. law will be passed upon on our behalf by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. The underwriters will be represented by Shearman & Sterling LLP, New York, New York with respect to certain matters of U.S. law.

The partners and associates of McCarthy Tétrault LLP, as a group, hold beneficially, directly or indirectly, less than 1% of our outstanding securities and none of our securities or property are to be received by such persons.

EXPERTS

Our consolidated financial statements as of December 31, 2013 and 2012, and for each of the years then ended, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The Company’s auditors, KPMG LLP, Chartered Accountants, have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations proscribed by the relevant professional bodies in Canada and any applicable legislation or regulations and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this Prospectus is a part insofar as required by the SEC’s Form F-10:

(a)	the documents listed under “Documents Incorporated by Reference” in this Prospectus;

(b)	the consent of our independent accountants, KPMG LLP;

(c)	the consent of our Canadian counsel, McCarthy Tétrault LLP;

(d)	powers of attorney from directors and officers of Methanex;

(e)	the form of the Indenture relating to the debt securities; and

(f)	the statement of eligibility of the Trustee on Form T-1.

US$

METHANEX CORPORATION

US$             % Senior Notes due 2024

US$             % Senior Notes due 2044

PRELIMINARY PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

BNP PARIBAS

J.P. Morgan

RBC Capital Markets

November             , 2014